BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

07028361

RECEIVED
2007 NOV 30 A 5:49

A
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Washington, DC

November 26, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 20, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Vincent Wang
Joyce Ip / Vincent ~~Wang~~

Encl.

PROCESSED
DEC 04 2007
THOMSON FINANCIAL

Dec 11/30

Letter_to_SEC-503663-v7-HKGDMS.DOC

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on November 20, 2007:

1. Circular regarding Major Transactions - Construction of New Vessels and Continuing Connected Transactions - Charter of Vessels and Tankers by China Shipping Development Company Limited, released on November 26, 2007.

2. Proxy Form for the Extraordinary General Meeting for Holders of H Shares to be Held on 18 January 2008 by China Shipping Development Company Limited, released on November 26, 2007.

3. Shareholder's Reply Slip for Attending the Extraordinary General Meeting to be Held on 18 January 2008 by China Shipping Development Company Limited, released on November 26, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

PROXY FORM FOR THE EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES TO BE HELD ON 18 JANUARY 2008

I/We ______________________________

of ______________________________

am/are the shareholder(s) of China Shipping Development Company Limited (the "Company"), holding H Shares. I/We hereby appoint ______________________________

of ______________________________

as my/our proxy/proxies, failing which, I/we hereby appoint the chairman of the Extraordinary General Meeting ("EGM") as my/our proxy/proxies *(please delete where appropriate)* for ______________ H Shares which I/we hold in the share capital of the Company to attend and vote at the EGM to be held at 700 Dong Da Ming Road, Shanghai, The People's Republic of China at 2:00 p.m. on Friday, 18 January 2008 or at any adjournment thereof. The proxy/proxies is/are authorised to vote on the resolutions according to the following instructions. In the absence of instructions, the proxy/proxies shall vote for or against the resolutions or abstain at their discretion.

	Ordinary Resolutions	For	Against	Abstain
1.	To approve, ratify and confirm the four construction agreements all dated 22 October 2007			
2.	To approve, ratify and confirm the four construction agreements all dated 27 October 2007			
3.	To approve, ratify and confirm the four bareboat charterparties all dated 14 November 2007			
4.	To approve, ratify and confirm the five bareboat charterparties all dated 14 November 2007			
5.	To approve, ratify and confirm the bareboat charterparty dated 14 November 2007			
6.	To approve, ratify and confirm the bareboat charterparty dated 14 November 2007			
7.	To approve the appointment of Mr. Zhu Yongguang as an independent non-executive director of the Company			
8.	To approve the appointment of Mr. Yu Shicheng as a supervisor of the Company			
9.	To approve the purchase of liability insurance policy for directors, supervisors and senior management of the Company			
	Special Resolution			
7.	To approve amendment to articles of association changing number of members of the supervisory committee of the Company			

Date: ______________________ Signature: ______________________

Notes:

(A) The H Share register of the Company will be closed from Wednesday, 19 December 2007 to Thursday, 17 January 2008 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Tuesday, 18 December 2007 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM and share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on Tuesday, 18 December 2007.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than Saturday, 29 December 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
The People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, Rooms 1702-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM. Notes (C) to (D) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the EGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM, such legal representative should produce his identity card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the EGM, such representative should produce his identity card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) The EGM is expected to last an hour. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

SHAREHOLDERS' REPLY SLIP FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON 18 JANUARY 2008

To: China Shipping Development Company Limited (the "Company")

I/We(1) ____

of(1) ____

being the registered holder(s) of(2) ________________ H Shares in the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting ("EGM") of the Company to be held at 700 Dong Da Ming Road, Shanghai, The People's Republic of China at 2:00 p.m. on Friday, 18 January 2008.

Date: ________________________ Signature: ________________________

Notes:

1. Please insert full name(s) and registered address(es) as shown in the register of members in block capitals.

2. Please insert the number and category of shares in your name(s).

3. In order to be valid, this completed and signed reply slip must be delivered to the Company at the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than Saturday, 29 December 2007 personally or by mail, cable or facsimile (fax: 86 (21) 6596 6160).

   Details of the address of the Office of the Secretary to the Board of Directors of the Company are as follows:

   Room 1601, 700 Dong Da Ming Road,
   Shanghai,
   People's Republic of China
   Postal Code: 200080

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult appropriate independent advisers.

If you have sold all your shares in China Shipping Development Company Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

MAJOR TRANSACTIONS
CONSTRUCTION OF NEW VESSELS
AND
CONTINUING CONNECTED TRANSACTIONS
CHARTER OF VESSELS AND TANKERS

Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders

evolution
WATTERSON SECURITIES

A letter from the Board is set out on pages 6 to 20 of this circular.

A letter from the Independent Board Committee is set out on page 21 of this circular.

A letter from the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 22 to 31 of this circular.

A notice convening the EGM of the Company to be convened and held at 2:00 p.m. on Friday, 18 January 2008 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China is set out on pages N-1 to N-5 of this circular. Whether or not you are able to attend the above meeting, please complete and return the enclosed proxy form in accordance with the instructions printed thereon as soon as practicable and in any event by not less than 24 hours before the time appointed for the holding of the meeting. Completion and return on the proxy form will not preclude you from attending and voting in person at the meeting or at any adjourned meetings should you so wish.

26 November 2007

CONTENTS

	Page
Definitions	1
Expected Timetable	5
Letter from the Board	6
Letter from the Independent Board Committee	21
Letter from the Independent Financial Adviser	22
Appendix I Financial Information of the Group	I-1
Appendix II General Information	II-1
Notice of Extraordinary General Meeting	N-1

DEFINITIONS

"A Shares"	PRC-listed Domestic Shares in the share capital of the Company, with a par value of RMB1.00 each, which are subscribed for and traded in RMB and listed on the Shanghai Stock Exchange
"Agreements"	The First Agreements and the Second Agreements
"associate(s)"	has the meaning ascribed thereto in the Hong Kong Listing Rules
"Board"	the board of Directors
"Charterparties"	the First Bareboat Charterparties, the Second Bareboat Charterparties, the Third Bareboat Charterparties and the Fourth Bareboat Charterparties
"China Shipping"	中國海運(集團)總公司 (China Shipping (Group) Company*), a PRC state-owned enterprise and the controlling shareholder of the Company, currently holding approximately 47.46% of the registered capital of the Company
"China Shipping (HK) Holdings"	China Shipping (Hong Kong) Holdings Company Limited, a wholly-owned subsidiary of China Shipping and its business is marine transportation
"China Shipping Group"	China Shipping and its subsidiaries (excluding the Group)
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares have been listed on the Main Board since 1994 and whose A Shares have been listed on the Shanghai Stock Exchange since 2002
"Container Vessels"	the vessels "Xiang Li", "Xiang Mao", "Xiang Yue" and "Xiang Zhuang"
"CSCL"	中海集裝箱運輸股份有限公司 (China Shipping Container Lines Co., Ltd.*) , a company incorporated in the People's Republic of China and listed on the Stock Exchange, the issued share capital of which is held as to approximately 59.87% by China Shipping and principally engaged in the operation and management of international and domestic container marine transportation

"CSCL (Asia)"	China Shipping Container Lines (Asia) Co., Ltd. (中海集裝箱運輸(亞洲)有限公司), a wholly-owned subsidiary of CSCL and principally engaged in the operation and management of international and domestic container marine transportation
"CS Development Hong Kong"	China Shipping Development (Hong Kong) Marine Co., Limited (中海發展(香港)航運有限公司), a wholly-owned subsidiary of the Company
"CSOIC"	中國船舶重工國際貿易有限公司 (China Shipbuilding & Offshore International Company Limited*), a Chinese company engaging in the trading, import, export and agency of ships and shipping related technology and services
"CSSC"	中國船舶工業集團公司 (China State Shipbuilding Corporation*), a Chinese shipbuilder
"CSTC"	中國船舶工業貿易公司 (China Shipbuilding Trading Co., Ltd.*), a Chinese Company engaging in the trading import, export and agency of ships and shipping related technology and services
"Dalian Shipbuilding"	大連船舶重工集團有限公司 (Dalian Shipbuilding Industry Company Limited*), a Chinese shipbuilder
"Director(s)"	the director(s) of the Company
"Domestic Shares"	domestic shares of RMB1.00 each in the registered capital of the Company
"dwt"	dead weight tons, the unit of measurement of weight capacity of vessels, which is the total weight a ship can carry, including cargo, bunkers, water, stores, spare and crew at a specified draft
"EGM"	extraordinary general meeting of the Shareholders to be convened by the Company to consider and, if thought fit, to approve the Agreements and the Charterparties
"First Agreements"	four agreements all dated 22 October 2007, each of which is entered into between the First Vendors and CS Development Hong Kong for the construction of one VLOC (for a total of four VLOCs) for the transportation of iron ores
"First Bareboat Charterparties"	four conditional charterparties all dated 14 November 2007 in respect of the leasing of each of the Container Vessels

"First Vendors"	CSOIC and Dalian Shipbuilding
"First VLOCs"	the VLOCs to be constructed under the First Agreements
"Fourth Bareboat Charterparty"	a conditional charterparty dated 14 November 2007 in respect of the leasing of the oil tanker "Song Lin Wan"
"Group"	the Company and its existing subsidiaries
"Guangzhou Longxue"	廣州中船龍穴造船有限公司 (CSSC Guangzhou Longxue Shipbuilding Co., Ltd*), a Chinese shipbuilder
"H Shares"	H shares of par value RMB1.00 each in the share capital of the Company, being overseas listed foreign invested shares
"HK$"	the lawful currency of Hong Kong dollars
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time
"Independent Board Committee"	Messrs. Ma Xun, Xie Rong, Hu Honggao and Zhou Zhanqun, all being independent non-executive Directors, have been appointed as members of the independent board committee of the Company to advise the Independent Shareholders on how to vote on the resolutions relating to the Charterparties
"Independent Financial Adviser"	Evolution Watterson Securities Limited, a corporation licensed to carry on type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, the independent financial adviser appointed to make the relevant recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Charterparties
"Independent Shareholder(s)"	the Shareholders other than China Shipping and its associates
"Latest Practicable Date"	22 November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"LIBOR"	London interbank offered rate
"Other Container Vessels"	"Xiang Da", "Xiang Xiu", "Xiang Xing", "Xiang Wang" and "Xiang Zhu"

"PRC"	People's Republic of China
"RMB"	Renminbi Yuan, the lawful currency of the PRC
"Second Agreements"	four agreements all dated 27 October 2007, each of which is entered into between CSTC, Guangzhou Longxue and CS Development Hong Kong for the construction of one VLOC (for a total of four VLOCs) for the transportation of iron ores
"Second Bareboat Charterparties"	five conditional charterparties all dated 14 November 2007 in respect of the leasing of each of the Other Container Vessels
"Shanghai Maritime"	Shanghai Maritime Enterprises Corp. (上海海運實業有限公司), a wholly-owned subsidiary of China Shipping
"Second Vendors"	CSTC and Guangzhou Longxue
"Second VLOCs"	the VLOCs to be constructed under the Second Agreements
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Third Bareboat Charterparty"	a conditional charterparty dated 14 November 2007 in respect of the leasing of the oil tanker "Da Qing 88"
"Transactions"	the transactions contemplated under the Charterparties
"US$"	the lawful currency of the United States of America
"VLOC(s)"	Very Large Iron Ores Carrier(s)
"%"	percentage or per centum

* *For identification purpose only*

For the purpose of this circular, unless otherwise specified, the conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.75.

For ease of reference, the names of the PRC-incorporated companies and entities have been included in this circular in both the Chinese and English languages. In the event of any inconsistency, the Chinese name prevails.

EXPECTED TIMETABLE

Date of despatch of this circular	Monday, 26 November 2007
Last date for returning the reply slip for the EGM	Saturday, 29 December 2007
Latest time for lodging proxy forms for the EGM	2:00 p.m., Thursday, 17 January 2008
Time and date of EGM	2:00 p.m., Friday, 18 January 2008

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Executive Directors:
Li Shaode *(Chairman)*
Ma Zehua
Lin Jianqing
Wang Daxiong
Zhang Guofa
Mao Shijia
Wang Kunhe

Independent Non-Executive Directors:
Ma Xun
Xie Rong
Hu Honggao
Zhou Zhanqun

Registered Office:
168 Yuanshen Road
Shanghai
The PRC

Principal place of business in Hong Kong:
20/F., Alexandra House
16-20 Charter Road
Central, Hong Kong

26 November 2007

To the Shareholders

Dear Sir/Madam,

MAJOR TRANSACTION

CONSTRUCTION OF NEW VESSELS

AND

CONTINUING CONNECTED TRANSACTIONS

CHARTER OF VESSELS AND TANKERS

1. INTRODUCTION

By an announcement dated 22 October 2007, the Board announced that CS Development Hong Kong entered into the First Agreements with the First Vendors for the construction of four VLOCs each of 300,000 dwt for the transportation of iron ores for a consideration of approximately US$455,200,000 (equivalent to approximately HK$3,527,800,000).

By an announcement dated 29 October 2007, the Board announced that CS Development Hong Kong entered into the Second Agreements with the Second Vendors for the construction of four VLOCs each of 230,000 dwt for the transportation of iron ores for a consideration of approximately US$360,640,000 (equivalent to approximately HK$2,794,960,000).

By an announcement dated 14 November 2007, the Board announced that the Group entered into the Charterparties with China Shipping and its associates in relation to the leasing of nine vessels and two tankers.

The purpose of this circular is to provide the Shareholders with further information on the terms of the Agreements and the Charterparties and to convene the EGM to seek the approval of the Shareholders with respect to the Agreements and the Charterparties.

2. THE FIRST AGREEMENTS

Background Information

On 22 October 2007, CS Development Hong Kong entered into the First Agreements with the First Vendors for the construction of four VLOCs each of 300,000 dwt for the transportation of iron ores. The total consideration for the construction of the First VLOCs is approximately US$455,200,000 (equivalent to approximately HK$3,527,800,000). The consideration is determined by reference to the market price of iron ores carriers ranging in sizes from 230,000 to 300,000 dwt during the 3 months prior to 22 October 2007. All the First Agreements have similar terms and conditions.

The principal terms and conditions of the First Agreements are summarised as follows:

Date:	22 October 2007	
Parties	Purchaser:	CS Development Hong Kong
	Seller:	The First Vendors. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the First Vendors and their ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined in the Listing Rules).

Price:	The prices of the First VLOCs will be payable in US$. Relevant payments under each of the First Agreements will be payable in 5 instalments at various stages of the construction of the relevant vessel: (i) for the first instalment, to pay 20% of the price within 7 business days after the First Agreements have become effective upon satisfaction of the condition referred to below; (ii) for the second, third and fourth instalments, to pay 20% of the price within 5 business days of the receipt of the relevant invoice issued by the First Vendors; and (iii) for the final instalment, to pay 20% of the price within 5 business days of the receipt of all documentation in relation to completion of the relevant VLOC by the First Vendors.
Delay adjustment in price:	Each of the four First Agreements provides that there will be no adjustment in the price of the relevant VLOC if the delivery is delayed for a period not exceeding 40, 35, 30 and 30 days respectively. If the delay exceeds such period of time but does not exceed 220, 215, 210 and 210 days respectively, there will be a reduction in the price of the relevant VLOC determined on the basis of the extent of the delay. The reduction in the price will be calculated based on a daily reduction rate ranging from US$15,000 per day to US$23,600 per day (depending on the extent of the delay). Under the four First Agreements, delay will be permitted on account of force majeure events. If the delay exceeds 220, 215, 210 and 210 days respectively, unless the parties agree otherwise, CS Development Hong Kong has the right to accept delivery of the relevant VLOC with the daily accrued reduction in price or refuse to accept delivery of the relevant VLOC in which case all payments paid under the relevant agreement together with interests (calculated from the dates of such payments to the date of refund at an annual interest rate of LIBOR plus 1%) will be refunded to CS Development Hong Kong.
Expected Delay Date:	The expected delivery date for each of the First VLOCs is on or before 31 August 2011, 31 October 2011, 31 December 2011 and 31 March 2012 respectively.
Condition:	The First Agreements are conditional upon the approval of the Shareholders at the EGM.

On 2 March 2007, the Company entered into agreements with the First Vendors for the construction of six tankers of 76,000 dwt each for the transportation of crude oil and refined oil, details of which were contained in the Company's major transaction announcement dated 2 March 2007. Save as aforesaid, in the 12 months prior to the date of the First Agreements there were no other transactions between the Company and the First Vendors and its associates which require aggregation under Rule 14.22 of the Listing Rules.

3. THE SECOND AGREEMENTS

Background Information

On 27 October 2007, CS Development Hong Kong entered into the Second Agreements with the Second Vendors for the construction of four VLOCs each of 230,000 dwt for the transportation of iron ores. The total consideration for the construction of the Second VLOCs is approximately US$360,640,000 (equivalent to approximately HK$2,794,960,000). The consideration is determined by reference to the market price of iron ores carriers ranging in sizes from 230,000 to 300,000 dwt during the 3 months preceding 27 October 2007. All the Second Agreements have similar terms and conditions.

The principal terms and conditions of the Second Agreements are summarised as follows:

Date: 27 October 2007

Parties

Purchaser: CS Development Hong Kong

Seller: The Second Vendors. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Second Vendors and their ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined in the Listing Rules).

Price: The prices of the Second VLOCs will be payable in US$. Relevant payments under each of the Second Agreements will be payable in 5 instalments at various stages of the construction of the relevant vessel:

(i) for the first instalment, to pay 20% of the price within 7 business days after the Second Agreements have become effective upon satisfaction of the condition referred to below;

(ii) for the second, third and fourth instalments, to pay 20% of the price within 7 business days of the receipt of the progress report signed by CS Development Hong Kong and the relevant invoice issued by the Second Vendors; and

(iii) for the final instalment, to pay 20% of the price within 7 business days of the receipt of all documentation in relation to completion of the relevant VLOC by the Second Vendors.

Delay adjustment in price: Each of the four Second Agreements provides that there will be no adjustment in the price of the relevant VLOC if the delivery is delayed for a period not exceeding 30 days respectively. If the delay exceeds such period of time but does not exceed 210 days respectively, there will be a reduction in the price of the relevant VLOC determined on the basis of the extent of the delay. The reduction in the price will be calculated based on a daily reduction rate ranging from US$12,000 per day to US$19,500 per day (depending on the extent of the delay), subject to a total maximum reduction of US$3,150,000. Under the four Second Agreements, delay will be permitted on account of force majeure events.

If the delay exceeds 210 days, unless the parties agree otherwise, CS Development Hong Kong has the right to accept delivery of the relevant VLOC with a reduction in price of US$3,150,000 or refuse to accept delivery of the relevant VLOC in which case all payments paid under the relevant agreement together with interests (calculated from the dates of such payments to the date of refund at the People's Bank of China US$ lending interest rate) will be refunded to CS Development Hong Kong.

Expected Delay Date: The expected delivery date for each of the Second VLOCs is on or before 30 April 2011, 31 July 2011, 31 October 2011 and 31 December 2011 respectively.

Condition: The Second Agreements are conditional upon the approval of the Shareholders at the EGM.

On 28 October 2006, the Company, CSSC and Guangzhou Longxue entered into agreements for the construction of four tankers of 308,000 dwt each, details of which are contained in the Company's announcement dated 30 October 2006. On 2 February 2007, CS Development Hong Kong and Guangzhou Longxue entered into agreements for the construction of four VLOCs of 230,000 dwt each, details of which are contained in the Company's announcement dated 2 February 2007. Save as aforesaid, in the 12 months prior to the date of the Second Agreements there were no other transactions between the Company and the Second Vendors and its associates which require aggregation under Rule 14.22 of the Listing Rules.

4. REASONS FOR, AND BENEFITS OF, THE FIRST AGREEMENTS AND THE SECOND AGREEMENTS

The Directors are optimistic of the demand in the iron ores transportation market and its persistent growth in the coming years. In addition, the Company has entered into long-term contracts

of affreightment for shipping of imported iron ores with China Shougang International Trade & Engineering Corp. and Bao Steel Company Limited respectively, details of which were contained in the Company's announcements dated 27 October 2006 and 26 January 2007 respectively. The Directors are of the view that the construction and ownership of the First VLOCs and the Second VLOCs will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

No financial information or pro forma financial information has been prepared in respect of the First VLOCs and the Second VLOCs as they have yet to be constructed.

5. THE FIRST BAREBOAT CHARTERPARTIES

Date	14 November 2007

Parties

Lessor:	The Company
Lessee:	CSCL

Container Vessels

"Xiang Li", "Xiang Mao", "Xiang Yue" and "Xiang Zhuang" were constructed by an independent shipyard in Tianjin, PRC. "Xiangli" was commissioned into service in 1992 and has a gross tonnage of approximately 18,391. "Xiangmao" and "Xiangyue" were commissioned into service in 1995 and each has a gross tonnage of approximately 18,112. "Xiangzhuang" was commissioned into service in 1993 and has a gross tonnage of approximately 18,391. The Container Vessels are currently leased to CSCL for domestic coastal container transportation.

Leasing of the Container Vessels

Pursuant to the First Bareboat Charterparties, the Company has agreed to continue to lease the Container Vessels to CSCL.

Charter payment and payment terms

Pursuant to the First Bareboat Charterparties, CSCL will pay the Company an aggregate charter payment of US$2,038,400 (approximately HK$15,797,600) which is also the annual cap under the First Bareboat Charterparties for the financial year ending 31 December 2008.

The charter payment is determined with reference to market terms of bareboat charterparties of similar container vessels. Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CSCL.

Charter period

The First Bareboat Charterparties will be effective from 1 January 2008 and will expire on 30 June 2008 (both dates inclusive).

Other significant terms

During the charter period of the First Bareboat Charterparties, CSCL will:

(i) be responsible for all necessary repair of the Container Vessels;

(ii) insure each of the Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Container Vessels, but CSCL shall be entitled to the rights and be liable for the relevant obligations under the First Bareboat Charterparties.

During the charter period of the First Bareboat Charterparties, the Company is not allowed to transfer its ownership of the Container Vessels or assign the right to receive any of the charter payments.

Should any dispute arise between the Company and CSCL in respect of the First Bareboat Charterparties which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The First Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The First Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the First Bareboat Charterparties at the EGM.

6. THE SECOND BAREBOAT CHARTERPARTIES

Date	14 November 2007
Parties	
Lessors:	Xiang Da Shipping S.A., Xiang Xing Shipping S.A., Xiang Wang Shipping S.A. and Xiang Xiu Shipping S.A., all of which are indirect wholly-owned subsidiaries of the Company
Lessee:	CSCL (Asia)

Other Container Vessels

"Xiang Da" and "Xiang Xiu" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1994. Each has a gross tonnage of 4,018. "Xiang Xing" and "Xiang Wang" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1995. Each has a gross tonnage of approximately 4,960. "Xiang Zhu" was constructed by an independent shipyard in Romania and was commissioned into service in 1994. It has a gross tonnage of approximately 7,864.

The Other Container Vessels are currently leased to CSCL (Asia) for coastal container transportation.

Leasing of the Other Container Vessels

Pursuant to the Second Bareboat Charterparties, each of Lessors has agreed to continue to lease the Other Container Vessels to CSCL (Asia).

Charter Payment and Payment Terms

Pursuant to the Second Bareboat Charterparties, CSCL (Asia) will pay to the lessors an aggregate charter payment of US$3,930,840 (approximately HK$30,464,010) which is also the annual cap under the Second Bareboat Charterparties for the financial year ending 31 December 2008.

The charter payment is determined with reference to market terms of bareboat charterparties of similar container vessels. Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment for each of the Other Container Vessels shall be paid fifteen days in advance of the first day of the next calendar month by CSCL (Asia).

Charter period

The Second Bareboat Charterparties will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive).

Other significant terms

During the charter period of the Second Bareboat Charterparties, CSCL (Asia) will:

(i) be responsible for all necessary repair of the Other Container Vessels;

(ii) insure each of the Other Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Other Container Vessels, but CSCL (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Second Bareboat Charterparties.

During the charter period of the Second Bareboat Charterparties, each of the relevant lessors is not allowed to transfer its ownership of the Other Container Vessels or assign the right to receive any of the charter payments.

Should any dispute arise between the relevant lessors and CSCL (Asia) in respect of the Second Bareboat Charterparties which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Second Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Second Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the Second Bareboat Charterparties at the EGM.

7. THE THIRD BAREBOAT CHARTERPARTY

Date 14 November 20007

Parties

Lessor: Shanghai Maritime

Lessee: The Company

"Da Qing 88"

"Da Qing 88" was constructed by an independent third party shipyard in Japan, and was acquired by Shanghai Maritime upon completion of its construction. It was commissioned into service in 1986. It has a gross tonnage of approximately 51,565. "Da Qing 88" is used for international and domestic oil transportation.

Leasing of "Da Qing 88"

Pursuant to the Third Bareboat Charterparty, Shanghai Maritime has agreed to lease "Da Qing 88" to the Company.

Charter payment and payment terms

Under the Third Bareboat Charterparty, the Company will pay to Shanghai Maritime an aggregate charter payment of US$3,202,500 (approximately HK$24,819,375) which is the annual cap under the Third Bareboat Charterparty for the financial year ending 31 December 2008. Such payment is expected to be funded by internal resources.

The monthly charter payment for "Da Qing 88" will be payable by the Company in advance on the first working day of each calender month (based on a 30-day month). The charter payment is determined with reference to market terms of bareboat charterparties of similar oil tankers. The Board considers determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

Charter period

The Third Bareboat Charterparty will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive).

Other Significant Terms

During the charter period of the Third Bareboat Charterparty, the Company will:

(i) be responsible for all necessary repair of "Da Qing 88";

(ii) insure "Da Qing 88" against marine, war and compensation risks; and

(iii) have the right to re-charter "Daqing 88", but it shall be entitled to the rights and be liable to the obligations under the Third Bareboat Charterparty.

During the charter period of the Third Bareboat Charterparty, Shanghai Maritime is not allowed to transfer its ownership of the "Daqing 88" or assign the right to receive any of the charter payment.

Should any dispute arise between Shanghai Maritime and the Company in respect of the Third Bareboat Charterparty which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Third Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders at the EGM. The Third Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the Third Bareboat Charterparty at the EGM.

8. THE FOURTH BAREBOAT CHARTERPARTY

Date 14 November 2007

Parties

Lessor: China Shipping (HK) Holdings

Lessee: Xi Chuan Shipping S.A., an indirect subsidiary of the Company

"Song Lin Wan"

"Song Lin Wan" was constructed by an independent third party shipyard in Japan, and was acquired by China Shipping (HK) Holdings upon completion of its construction on 27 November 2002, with a gross tonnage of approximately 56,358. "Song Lin Wan" is used for international oil transportation.

Leasing of "Song Lin Wan"

Pursuant to the Fourth Bareboat Charterparty, China Shipping (HK) Holdings has agreed to lease "Song Lin Wan" to the lessee.

Charter payment and payment terms

Under the Fourth Bareboat Charterparty, the leasee will pay to China Shipping (HK) Holdings an aggregate charter payment of US$6,954,000 (approximately HK$53,893,500) which is the annual cap under the Fourth Bareboat Charterparty for the financial year ending 31 December 2008 and is expected to be funded by internal resources.

The monthly charter payment for "Song Lin Wan" shall be payable by the leasee in advance on the first working day of each calender month (based on a 30-day month). The charter payment is determined with reference to market terms of bareboat charterparties of similar oil tankers. The Board considers such determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

Charter period

The Fourth Bareboat Charterparty will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive)

Other significant terms

During the charter period of the Fourth Bareboat Charterparty, the leasee shall:

(i) be responsible for all necessary repair of "Song Lin Wan";

(ii) insure "Song Lin Wan" against marine, war and compensation risks; and

(iii) have the right to re-charter "Song Lin Wan", but it shall be entitled to the rights and be liable to the obligations under the Fourth Bareboat Charterparty.

During the charter period of the Fourth Bareboat Charterparty, China Shipping (HK) Holdings is not allowed to transfer its ownership of the "Song Lin Wan" or assign the right to receive any of the charter payment.

Should any dispute arise between China Shipping (HK) Holdings and Xi Chuan Shipping S.A. in respect of the Fourth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fourth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders in the EGM. The Fourth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the Fourth Bareboat Charterparty at the EGM.

9. REASONS FOR, AND BENEFITS OF, ENTERING INTO THE CHARTERPARTIES

Further information about the existing charterparties of the relevant vessels were disclosed in the Company's announcement dated 22 December 2004 and circular dated 14 January 2005, as well as the Company's 2005 and 2006 annual reports.

For the First Bareboat Charterparties and the Second Bareboat Charterparties:

Oil and cargo transportation are major businesses of the Group. Therefore, the Group has taken a series of effective measures in order to achieve maximum usage of its shipping capacity (including leasing of container vessels). The First Bareboat Charterparties and the Second Bareboat Charterparties enable the Group to achieve the above aim. The Directors believe that since China Shipping and the Group had maintained an amicable and continual business relationship, the continuation of the transactions as contemplated under the First Bareboat Charterparties and the Second Bareboat Charterparties would continue to bring a steady stream of income to the Group.

Since China Shipping had undertaken to the Company not to engage in competing business with the Group, the leasing of container vessels to associates of China Shipping would not have any material impact on the business operations of the Group.

For the Third Bareboat Charterparty and Fourth Bareboat Charterparty:

The Group also aims to maintain the steady increase of its operating results in relation to oil and cargo transportation for international routes. The leasing of "Song Lin Wan" and "Da Qing 88", both relatively large oil tankers, would continue to enable the Group to enhance its international shipping capacity.

Particulars of the Transactions will be disclosed in the Company's 2007 annual report and accounts in compliance with reporting requirements under Rule 14A.45 of the Listing Rules.

10. MAJOR TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Under the Listing Rules, the entering into of the First Agreements when aggregated with the agreements for the construction of six tankers of 76,000 dwt each for the transportation of crude oil and refined oil between the Company and the Vendors (details of which were contained in the Company's announcements dated 2 March 2007) constitutes a major transaction of the Company. The entering into of the Second Agreements when aggregated with the agreements for the construction of four tankers of 308,000 dwt each between the Company, CSSC and Guangzhou Longxue (details of which were contained in the Company's announcement dated 30 October 2006) and the agreements for the construction of four VLOCs each of 230,000 dwt between CS Development Hong Kong and Guangzhou Longxue (details of which were contained in the Company's announcement dated 2 February 2007) also constitutes a major transaction of the Company.

China Shipping holds approximately 47.46% of the issued share capital of the Company and is the controlling shareholder of the Company. Each of CSCL, CSCL (Asia), Shanghai Maritime, China Shipping (HK) Holdings is an associate (as defined in the Listing Rules) of China Shipping and is a connected person (as defined in the Listing Rules) of the Company. Accordingly, the Transactions constitute continuing connected transactions of the Company. There are no other transactions of the same nature with China Shipping and its associates (as defined in the Listing Rules) which require aggregation to the Transactions under the Listing Rules.

As the applicable percentage ratios (other than the market value ratios) in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also require the approval of the Independent Shareholders.

The purpose of this circular is to provide you with details of the transactions under the Agreements and the Charterparties, together with a notice convening the EGM. China Shipping, the controlling Shareholder of the Company, does not have and, as far as the Directors are aware having made all reasonable enquiries, no other Shareholder has a material interest in the Agreements. As such, no Shareholder will be required under the Listing Rules to abstain from voting on the Agreements at the EGM.

In view of the interest of China Shipping and its associates in the Transactions, they will abstain from voting on the relevant resolutions at the EGM. To the best of the Directors' knowledge and belief having made all reasonable enquiries, no other Shareholders will need to abstain from voting at the EGM for approving the Transactions.

11. EGM

It is proposed that the EGM be convened on Friday, 18 January 2008 to consider and if through fit, approve the Agreements and the Charterparties. A notice of the EGM is set out on pages N-1 to N-5 of this circular.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Ltd. at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

Pursuant to the articles of association of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required by the rules of the Stock Exchange or the SFC (before or on the declaration of the result of the show of hands or on withdrawal of any other demand for a poll) is duly demanded. A poll may be demanded by:

(a) the Chairman of the meeting;

(b) at least two members present in person or by a duly authorized corporate representative or by proxy and entitled to vote at the meeting;

(c) any member or members present in person or by a duly authorized corporate representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by a duly authorized corporate representative or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

12. INFORMATION ABOUT THE COMPANY

The business scope of the Company includes coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation chartering, cargo agency and cargo transportation agency.

13. RECOMMENDATION

The Directors (including the Independent non-executive Directors) consider that the Agreements and the Charterparties are in the ordinary course of business of the Group and their terms (including the annual caps thereunder) are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolutions set out in the notice the EGM for the approval of the Agreements and the Charterparties (including the annual caps thereunder).

14. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee, the letter from the Independent Financial Advisor and the additional information set out in the Appendices to this circular.

Yours faithfully,
China Shipping Development Company Limited
Li Shaode
Chairman

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

26 November 2007

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS CHARTER OF VESSELS AND TANKERS

We have been appointed as the Independent Board Committee to advise you in connection with Charterparties, details of which are set out in the Letter from the Board contained in the circular to the Shareholders dated 26 November 2007 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the Charterparties and the advice and opinion of the Independent Financial Adviser in relation thereto as set out on pages 22 to 31 of the Circular, we are of the opinion that the Charterparties are in the ordinary course of business of the Group and their terms (including the annual caps thereunder) are fair and reasonable and are entered into on normal commercial terms so far as the Independent Shareholders are concerned and the Charterparties are in the interests of the Company and the Shareholders as a whole. We therefore recommend that you vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Charterparties (including the annual caps thereunder).

Yours faithfully,

Mr. Ma Xun	**Mr. Xie Rong**	**Mr. Hu Honggao**	**Mr. Zhou Zhanqun**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*	*Independent non-executive Director*

evolution
WATTERSON SECURITIES

5th Floor, 8 Queen's Road Central, Hong Kong
Tel: (852) 2525 1990
Fax: (852) 2526 1990

26 November 2007

The Independent Board Committee
and the Independent Shareholders
China Shipping Development Company Limited
168 Yuanshen Road
Shanghai
The PRC

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS
CHARTER OF VESSELS AND TANKERS

INTRODUCTION

We refer to our appointment as independent financial adviser to the Independent Board Committee in relation to the continuing connected transactions relating to the Transactions, detailed of which are set out in the Circular dated 26 November 2007 to the Shareholders, of which this letter forms part. Capitalized terms in this letter have the same meanings as those defined in the Circular unless the context otherwise requires.

On 14 November 2007, the Group entered into the Charterparties pursuant to which the Company and its subsidiaries agreed to lease certain vessels and tankers to and from associates of China Shipping for a total consideration of US$17.0 million (approximately HK$132,065,735). The vessels leased to associates of China Shipping comprise of 4 PRC-registered and 5 foreign-registered container vessels. The vessels leased from associates of China Shipping comprise of 1 PRC-registered and 1 foreign-registered oil tankers.

China Shipping is the controlling shareholder of the Company holding approximately 47.46% of the issued share capital of the Company and therefore is a connected person to the Company. Consequently, the Charterparties constitute continuing connected transactions of the Company under the Hong Kong Listing Rules and are subject to, among other things, the approval of the Independent Shareholders.

We have been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Charterparties are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole, and whether the Independent Shareholders should vote in favour of the continuing connected transactions.

In formulating our recommendation, we have considered, amongst other things, (i) the Charterparties; (ii) the Company's 2006 annual report and 2007 interim report; and (iii) the financial information as set out in the Appendix I to the Circular. We have also discussed with the management of the Group their plans and prospects for the Group.

In arriving at our recommendation, we have relied on the information and facts provided by the Company and have assumed that any representations made to us are true, accurate and complete. We have also relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Directors and management of the Company. We have assumed that all information, representations and opinions contained or referred to in the Circular and all information, representations and opinions which have been provided by the Directors and management of the Company for which they are solely responsible, are true and accurate at the time they were made and will continue to be accurate at the date of the despatch of the Circular. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular the omission of which would make any such statement contained in the Circular misleading. We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and representations and opinions made to us untrue, inaccurate or misleading. Having made all reasonable enquiries, the Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors and management of the Company, nor have we conducted an independent investigation into the business and affairs of the Group.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion on the terms of the Transactions, we have taken into consideration the following factors and reasons:

1. Background information

The Group's principal business includes cargo transportation and oil transportation.

China Shipping, a PRC state-owned enterprise and the controlling shareholder of the Company, is a large shipping conglomerate operates in different regions of the PRC and across the world.

On 22 December 2004, the Company and certain of its subsidiaries entered into several agreements (the "Old Charterparties Agreements") with certain associates of China Shipping, to lease various container vessels and oil tankers to and from each other. The term under the Old Charterparties

Agreements began on 1 January 2005 and will expire on 31 December 2007 (both dates inclusive). Aggregate annual charter payments under the Old Charterparties Agreements amount to US$18,410,600. Details of the Old Charterparties Agreements are set out in the circular of the Company dated 14 January 2005.

As stated in the Letter from the Board ("Letter from the Board") in the Circular, on 14 November 2007, the Group entered into the Charterparties with certain associates of China Shipping for continual leasing of the vessels and tankers under the Old Charterparties Agreements and the Charterparties would expire on 30 June 2008 or 31 December 2008 (as the case may be). Details of the Charterparties are set out in the Letter from the Board.

2. Key terms of the Charterparties

Agreement name		**First Bareboat Charterparties**
Date of agreement	:	14 November 2007
Parties	:	• The Company (as Lessor) • CSCL (as Lessee)
Subject matter	:	The Company agreed to lease the following vessels to CSCL: (1) Xiang Li, a 18,391 tonnes gross tonnage container vessel; (2) Xiang Mao, a 18,112 tonnes gross tonnage container vessel; (3) Xiang Yue, a 18,112 tonnes gross tonnage container vessel; and (4) Xiang Zhuang, a 18,391 tonnes gross tonnage container vessel
Consideration	:	US$2,038,400, (approximately HK$15,797,600) which was determined by reference to market terms of bareboat charterparties of similar container vessels.
Payment terms	:	Advance payment for monthly charter payment should be made 15 days prior to the next calendar month except for the first and last calendar month which is made according to the actual number of chartered days in the month.
Tenure		The First Bareboat Charterparties will be effective from 1 January 2008 and will expire on 30 June 2008 (both dates inclusive)

Agreement name		**Second Bareboat Charterparties**
Date of agreement	:	14 November 2007
Parties	:	• Xiang Da Shipping S.A., Xiang Xing Shipping S.A., Xiang Wang Shipping S.A. and Xiang Xiu Shipping S.A., all of which are indirect wholly-owned subsidiaries of the Company (as Lessor) • CSCL (Asia) (as Lessee)
Subject matter	:	Lessor agreed to lease the following vessels to CSCL (Asia): (1) Xiang Da, a 4,018 gross tonnage container vessel; (2) Xiang Xiu, a 4,018 gross tonnage container vessel; (3) Xiang Xing, a 4,960 gross tonnage container vessel; (4) Xiang Wang, a 4,960 gross tonnage container vessel; and (5) Xiang Zhu, a 7,864 gross tonnage container vessel
Consideration	:	US$3,930,840, (approximately HK$30,464,010) which was determined by reference to market terms of bareboat charterparties of similar container vessels.
Payment terms	:	Advance payment for monthly charter payment should be made 15 days prior to the next calendar month except for the first and last calendar month which is made according to the actual number of chartered days in the month.
Tenure		The Second Bareboat Charterparties will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive).

Agreement name		**Third Bareboat Charterparty**
Date of agreement	:	14 November 2007
Parties	:	• Shanghai Maritime (as Lessor) • The Company (as Lessee)
Subject matter	:	The Company agreed to lease the following vessel from Shanghai Maritime: (1) Da Qing 88, a 51,565 gross tonnage oil tanker
Consideration	:	US$3,202,500 (approximately HK$24,819,375) which was determined by reference to market terms of bareboat charterparties of similar oil tankers.
Payment terms	:	Advance payment for monthly charter payment should be made on the first working day of each calendar month (based on a 30-day month).
Tenure		The Third Bareboat Charterparty will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive)

Agreement name		**Fourth Bareboat Charterparty**
Date of agreement	:	14 November 2007
Parties	:	• China Shipping (HK) Holdings (as Lessor) • Xi Chuan Shipping S.A., an indirect subsidiary of the Company (as Lessee)
Subject matter	:	Xi Chuan Shipping S.A., an indirect subsidiary of the Company, agreed to lease the following vessel from China Shipping (HK) Holdings: (1) Song Lin Wan, a 56,358 gross tonnage oil tanker
Consideration	:	US$6,954,000 (approximately HK$53,893,500) which was determined by reference to market terms of bareboat charterparties of similar oil tankers.
Payment terms	:	Advance payment for monthly charter payment should be made on the first working day of each calendar month (based on a 30-day month).
Tenure		The Fourth Bareboat Charterparty will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive)

3. Leasing rate comparison table

The following table shows the historical lease consideration under the Old Charterparties Agreements as compared to the proposed lease consideration under the Charterparties:

Name of Vessels	Aggregated Annual Charter Payment (2005 – 2007)	Proposed Annual Charter Payment (2008)
First Bareboat Charterparties Xiang Li, Xiang Mao, Xiang Yue, Xiang Zhuang	US$4,088,000	US$4,076,800[1]
Second Bareboat Charterparties Xiang Da, Xiang Xiu, Xiang Xing, Xiang Wang, Xiang Zhu	US$3,920,100	US$3,930,840
Third Bareboat Charterparty Da Qing 88	US$3,467,500	US$3,202,500
Fourth Bareboat Charterparty Song Lin Wan	US$6,935,000	US$6,954,000
Total Annual Caps	US$18,410,600	US$17,040,740[2]

1. Proposed First Bareboat Charterparties agreement is only for 6 months tenure with US$2,038,400 consideration and the US$4,076,800 consideration shown is for comparison purposes only

2. Annual caps of US$17,040,740 includes only US$2,038,400 as the consideration for First Bareboat Charterparties agreement.

4. Information on the Vessels

A summary of key information of the Vessels is set out as follows:

Name	Nature	Age *(years)*	DWT / GT *(tonnes)*
Xiang Li	PRC registered container vessel modified from bulk carrier built in Tianjin, PRC	15	29,189 / 18,391
Xiang Mao	PRC registered container vessel modified from bulk carrier built in Tianjin, PRC	12	29,195 / 18,112
Xiang Yue	PRC registered container vessel modified from bulk carrier built in Tianjin, PRC	12	29,195 / 18,112
Xiang Zhuang	PRC registered container vessel modified from bulk carrier built in Tianjin, PRC	14	29,189 / 18,391
Xiang Da	Panama registered container vessel built in Republic of Korea	13	5,658 / 4,018
Xiang Xiu	Panama registered container vessel built in Republic of Korea	13	5,658 / 4,018
Xiang Xing	Panama registered container vessel built in Republic of Korea	12	6,800 / 4,960
Xiang Wang	Panama registered container vessel built in Republic of Korea	12	6,800 / 4,960
Xiang Zhu	Panama registered container vessel built in Romania	13	8,634 / 7,864
Da Qing 88	PRC registered crude oil tanker built in Japan	21	90,261 / 51,565
Song Lin Wan	Panama registered crude oil tanker built in Japan	5	105,965 / 56,358

5. Basis of the charter payment

In assessing the fairness of the charter payment under the Charterparties, we have obtained from an independent shipping broker, which are an independent third party not connected with the Company, the following quotes of the vessels under the Charterparties:

Name of Vessels	Historical bareboat charter rates (2005-2007)	Bareboat charter rate currently used by the Company	Daily bareboat rates adjusted from daily time charter rate (net of crewing and maintenance) quoted by shipping brokers	Discount over market bareboat charter rate
Xiang Li	US$2,800	US$2,800	US$3,980*	29.6%
Xiang Mao	US$2,800	US$2,800	US$4,652*	39.8%
Xiang Yue	US$2,800	US$2,800	US$4,179*	33.0%
Xiang Zhuang	US$2,800	US$2,800	US$3,821*	26.7%
Xiang Da	US$1,370	US$1,370	US$1,693	19.1%
Xiang Xiu	US$1,370	US$1,370	US$1,706	19.7%
Xiang Xing	US$2,500	US$2,500	US$2,559	2.3%
Xiang Wang	US$2,500	US$2,500	US$2,586	3.3%
Xiang Zhu	US$3,000	US$3,000	US$3,428	12.5%
Da Qing 88	US$9,500	US$8,750	US$9,900	11.6%
Song Lin Wan	US$19,000	US$19,000	US$20,100	5.5%

* This quote provided by shipping brokers or advisers are for modern boats of speed reaching 20 knots

Under the First Bareboat Charterparties, Xiang Li, Xiang Mao, Xiang Yue and Xiang Zhuang are leased by the Company to CSCL at a nominal daily rate of US$2,800 per vessel, representing a discount of 29.6%, 39.8%, 33.0% and 26.7% to the respective daily bareboat rates adjusted from time charter rate (net of crewing and maintenance) as quoted by shipping brokers or advisers as set out in the above table. The Company's management explained that the discount on vessels were due to the fact that the 4 vessels were originally bulk vessels but converted into container vessels in 1999. Furthermore, these vessels have speed of around 11 knots, which is significantly below standard container vessel of similar size at around 20 knots. Therefore, such slow vessel does not have any demand and cannot be leased out for international long haul routes, limiting them to be employed as short distance coastal transport as advised by the independent shipping broker, thus lowering their value even further. Although there is not market rate for vessels with speed of around 11 knots, we

are satisfied with using a fair market bareboat charter rate of vessels with similar size and standard speed of 20 knots discounting them to reflect the actual speed. Thus we believe the First Bareboat Charterparties are fair and reasonable to the Company and its shareholders as a whole.

The Second Bareboat Charterparties, which covers Xiang Da, Xiang Xiu, Xiang Xing, Xiang Wang and Xiang Zhu, are priced at a discount of 19.1%, 19.7%, 2.3%, 3.3% and 12.5% respectively to the bareboat rates adjusted from time chartered rates (net of crewing and maintenance) obtained from independent shipping broker. We understand that the Board believe that these five vessels are aging and would require increasing maintenance cost, and with their limited size and reduced operational efficiency, they believe the respective discounts reflect the true bareboat charterparty rates of the vessels. Therefore, we consider that the proposed daily charterparty rates for the Second Bareboat Charterparties as fair and reasonable to the Company and its shareholders as a whole.

The daily bareboat charterparty rate of Da Qing 88 under the Third Bareboat Charterparty is discounted at about 11.6% against the prevailing time bareboat rates adjusted from time charter quote (net of crewing and maintenance) for vessels of about 12 to 17 years old with DWT of 95,000 tonnes. Given Da Qing 88 is older (21 years) and smaller, a discount of 11.6% is applied to reflect its aging condition and small DWT. As the daily bareboat rate paid by the Company to its connected person under the Third Bareboat Charterparty is not more than that of the market rate, we are of the view the Third Bareboat Charterparty is fair and reasonable to the Company and its shareholders as a whole.

Song Lin Wan, under Fourth Bareboat Charterparty, is leased at a price of US$19,000 per day by China Shipping (HK) Holdings to Xi Chuan Shipping S.A., represents a discount of about 5.5% to the average prevailing bareboat rate adjusted from time charter quote (net of crewing and maintenance) of vessels with similar size and age. As the daily bareboat rate paid by the Company to its connected person under the Fourth Bareboat Charterparty is not more than that of the market rate, we are of the view the Fourth Bareboat Charterparty is fair and reasonable to the Company and its shareholders as a whole.

6. Reasons and benefit for the Charterparties

Oil and cargo transportation is a major part of the businesses of the Group. As confirmed by the Directors, in order to maximize usage of the ships and maintain a steady stream of income, the Group has initiated some strategic plans to lease out containers vessels owned by the Group companies to China Shipping Group in the past decade. For the last three years, the Company has received an aggregated revenue of approximately US$55,231,800 for the vessels leased out under Old Charterparties Agreements.

The vessels leased out under First Bareboat Charterparties and Second Bareboat Charterparties to CSCL and CSCL (Asia) respectively are container vessels. The Board acknowledges that China Shipping Group will not engage in any business which competes with the container shipping business of CSCL (being also set out in the prospectus of CSCL dated 4 June 2004). Since China Shipping has undertaken not compete directly or indirectly with CSCL, the Board has advised us that the container shipping vessels belonging to the Company will be leased to CSCL to generate leasing income instead. As confirmed by the Directors, the Company has been leasing out their container vessels to these connected parties the since its Group reorganization in 1998.

As for the Third Bareboat Charterparty and Fourth Bareboat Charterparty, it is stated in the Letter from the Board that the Company intends to strengthen its position as an oil transportation company for both local and international route. The leasing of two large-sized ocean oil tankers, "Da Qing 88" and "Song Lin Wan", allows the Company to position itself better in the oil shipping business. The Company has been leasing "Da Qing 88" and "Song Lin Wan" since 1998 and 2003 respectively.

In view that the Company has been leasing to and from the China Shipping group companies of container vessels and oil tankers for up to nine years; and such vessel leasing is in line with the Company's strategic business plan, we are of the view that entering into the Charterparties is in the interest of the Company and its shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that the terms of the Charterparties are on normal commercial terms, in the ordinary and usual course of business and are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

Accordingly, we would recommend the Independent Board Committee to advise the Independent Shareholders to vote in favor of the resolutions to approve the Charterparties at the EGM.

Yours faithfully,
For and on behalf of
Evolution Watterson Securities Limited
Edward Wu
Director

A. SUMMARY OF THE AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 DECEMBER 2006 AND THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2006 AND 30 JUNE 2007 RESPECTIVELY

The following financial information has been extracted from the published audited financial statements of China Shipping Development Company Limited (the "Company") and its subsidiaries (the "Group") for the three years ended 31 December 2006 and the unaudited condensed financial statements of the Group for the six months ended 30 June 2006 and 30 June 2007 respectively.

Results

	Year ended 31 December		
	2004	**2005**	**2006**
	Rmb'000	*Rmb'000*	*Rmb'000*
Revenue	6,452,479	8,515,191	9,574,912
Operating costs	(4,017,284)	(5,155,273)	(6,193,679)
Gross profit	2,435,195	3,359,918	3,381,233
Other income and gains	212,944	266,186	386,614
Administrative expenses	(237,654)	(253,295)	(223,514)
Other expenses	(150,182)	(90,699)	(113,749)
Finance costs	(106,012)	(135,593)	(128,721)
PROFIT BEFORE TAX	2,154,291	3,146,517	3,301,863
Tax	(308,674)	(452,639)	(543,015)
PROFIT FOR THE YEAR/PERIOD	1,845,617	2,693,878	2,758,848
Attributable to:			
Equity holders of the parent	1,844,527	2,691,200	2,755,850
Minority interests	1,090	2,678	2,998
	1,845,617	2,693,878	2,758,848
Earnings per share	55.46 cents	80.91 cents	82.86 cents
Dividends	498,900	997,800	997,800

Items	For the six months ended 30 June 2007 (Unaudited) Rmb'000	2006 (Unaudited) Rmb'000 (Restated)
Revenue	5,527,476	4,336,356
Operating costs	(3,073,730)	(2,792,991)
Gross profit	2,453,746	1,543,365
Other income and gains	257,494	111,488
Selling and distribution costs	(16,598)	(13,979)
Administrative expenses	(92,700)	(90,193)
Other expenses	(18,486)	(24,819)
Finance costs	(96,924)	(50,858)
Share of profits of jointly-controlled entities	91,520	25,092
PROFIT BEFORE TAX	2,578,052	1,500,096
Tax	(374,440)	(204,681)
PROFIT FOR THE PERIOD	2,203,612	1,295,415
Attributable to:		
Equity holders of the parent	2,203,612	1,293,741
Minority interests	—	1,674
EARNINGS PER SHARE	66.25 cents	38.90 cents
DIVIDEND PER SHARE	—	—

Assets, liabilities and minority interests

	As at 31 December		
	2004	**2005**	**2006**
	Rmb'000	*Rmb'000*	*Rmb'000*
Non-current assets	9,832,423	11,551,033	15,149,292
Current assets	1,886,181	1,836,324	2,074,270
Total assets	11,718,604	13,387,357	17,223,562
Current liabilities	1,122,971	1,073,261	2,658,498
Non-current liabilities	1,924,262	1,440,406	1,968,140
Total liabilities	3,047,233	2,513,667	4,626,638
Minority interests	12,291	24,969	—
	8,659,080	10,848,721	12,596,924

Assets, liabilities and minority interests

	As at 30 June 2007 *(Unaudited)* *Rmb'000*	As at 31 December 2006 *(Audited)* *Rmb'000* *(Restated)*
Non-current assets	17,439,367	15,169,174
Current assets	2,185,350	1,835,282
Total assets	19,624,717	17,004,456
Current liabilities	2,573,038	2,606,708
Non-current liabilities	3,267,986	1,800,824
Total liabilities	5,841,024	4,407,532
	13,783,693	12,596,924

B. AUDITED FINANCIAL STATEMENTS OF THE COMPANY AND THE GROUP FOR THE YEAR ENDED 31 DECEMBER 2006

Set out below are the published audited financial statements of the Company and the Group for the year ended 31 December 2006 (the date of which the latest audited financial statements were made up). Capitalized terms used in this sub-section have the same meanings as defined in the published audited financial statements of the Company and the Group for the year ended 31 December 2006. The reference to page numbers in this sub-section refers to page numbers of the published audited financial statements of the Company and the Group for the year ended 31 December 2006.

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	**2006** *Rmb'000*	**2005** *Rmb'000*
Revenue	5	9,574,912	8,515,191
Operating costs		(6,193,679)	(5,155,273)
Gross profit		3,381,233	3,359,918
Other income and gains	5	386,614	266,186
Administrative expenses		(223,514)	(253,295)
Other expenses		(113,749)	(90,699)
Finance costs	7	(128,721)	(135,593)
PROFIT BEFORE TAX	6	3,301,863	3,146,517
Tax	10	(543,015)	(452,639)
PROFIT FOR THE YEAR		2,758,848	2,693,878
Attributable to:			
Equity holders of the parent	11	2,755,850	2,691,200
Minority interests		2,998	2,678
		2,758,848	2,693,878
DIVIDEND			
Proposed final	12	997,800	997,800
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	13	82.86 cents	80.91cents

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	2006 Rmb'000	2005 Rmb'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	15,079,291	11,468,121
Available-for-sale investments	17	4,578	4,000
Deferred staff expenditure	19	45,333	58,117
Deferred tax assets	30	20,090	20,795
Total non-current assets		15,149,292	11,551,033
CURRENT ASSETS			
Bunker oil inventories		202,432	266,701
Trade and bills receivables	20	428,159	227,913
Prepayments, deposits and other receivables	21	619,857	163,783
Equity investments at fair value through profit or loss	18	159,000	—
Derivative financial instruments	25	1,044	—
Cash and cash equivalents	22	663,778	1,177,927
Total current assets		2,074,270	1,836,324
CURRENT LIABILITIES			
Trade payables	23	227,299	216,888
Tax payable		56,001	41,417
Other payables and accruals	24	868,625	519,315
Current portion of interest-bearing bank and other borrowings, and finance lease payables	26	1,506,573	295,641
Total current liabilities		2,658,498	1,073,261
NET CURRENT ASSETS/ (LIABILITIES)		(584,228)	763,063
TOTAL ASSETS LESS CURRENT LIABILITIES		14,565,064	12,314,096
NON-CURRENT LIABILITIES			
Deferred tax liabilities	30	80,082	—
Interest-bearing bank and other borrowings, and finance lease payables	27	1,888,058	1,440,406
Total non-current liabilities		1,968,140	1,440,406
Net assets		12,596,924	10,873,690

	Notes	2006 Rmb'000	2005 Rmb'000
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital	31	3,326,000	3,326,000
Reserves	32	8,273,124	6,524,921
Proposed final dividend	12	997,800	997,800
		12,596,924	10,848,721
Minority Interests		—	24,969
Total equity		12,596,924	10,873,690

Li Shaode
Director

Mao Shijia
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2006

	Notes	**2006** *Rmb'000*	**2005** *Rmb'000*
TOTAL EQUITY			
At beginning of year			
As previously reported		10,848,721	8,659,080
Adoption of a new accounting policy		—	1,386
As restated		10,848,721	8,660,466
Net profit for the year		2,755,850	2,691,200
Change in the exchange fluctuation reserve and net gains and losses not recognised in the income statement	32	(10,890)	(4,045)
Change in fair value of available-for-sale investments	32	182	—
Change in fair value of derivative financial instruments	32	861	—
Dividend paid on ordinary shares		(997,800)	(498,900)
Equity attributable to equity holders of the parent		12,596,924	10,848,721
Minority interests		—	24,969
Total equity		12,596,924	10,873,690

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Note	2006 Rmb'000	2005 Rmb'000
Net cash inflow from operating activities	33(a)	3,366,584	3,677,542
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		24,893	24,508
Payments for construction in progress		(3,340,095)	(2,616,029)
Purchases of items of property, plant and equipment		(1,173,642)	(19,923)
Proceeds from disposal of items of property, plant and equipment		162,224	134,831
Liquidation of a subsidiary	33(c)	(45,221)	—
Addition in equity investments at fair value through profit or loss		(74,200)	—
Addition in available-for-sale investments		(364)	—
Net cash outflow from investing activities		(4,446,405)	(2,476,613)
CASH FLOWS FROM FINANCING ACTIVITIES			
Interest paid		(124,248)	(143,394)
Dividend paid		(997,800)	(498,900)
New bank loans		3,948,194	1,070,250
Repayment of bank loans		(2,228,995)	(1,704,602)
Capital element of finance lease rental payments		(60,615)	(64,957)
Minority share of increase in capital of a subsidiary		—	10,000
Net cash inflow/(outflow) from financing activities		536,536	(1,331,603)
NET DECREASE INCASH AND CASH EQUIVALENTS		(543,285)	(130,674)
Cash and cash equivalents at beginning of year		1,177,927	1,312,646
Effect of foreign exchange rate changes, net		29,136	(4,045)
CASH AND CASH EQUIVALENTS AT END OF YEAR		663,778	1,177,927
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		626,329	865,715
Time deposits with original maturity of less than three months when acquired		37,449	312,212
		663,778	1,177,927

BALANCE SHEET

31 December 2006

	Notes	2006 Rmb'000	2005 Rmb'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	10,715,050	9,746,029
Interests in subsidiaries	15	4,140	386,009
Investments in jointly-controlled entities	16	931,839	100,000
Available-for-sale investments	17	4,578	4,000
Deferred staff expenditure	19	45,333	58,117
Deferred tax assets	30	15,854	15,565
Total non-current assets		11,716,794	10,309,720
CURRENT ASSETS			
Bunker oil inventories		192,132	257,506
Trade and bills receivables	20	392,038	210,827
Prepayments, deposits and other receivables	21	2,195,406	1,336,108
Equity investments at fair value through profit or loss	18	159,000	—
Cash and cash equivalents	22	370,808	602,710
Total current assets		3,309,384	2,407,151
CURRENT LIABILITIES			
Trade payables	23	213,899	203,898
Tax payable		52,293	39,688
Other payables and accruals	24	332,793	360,634
Current portion of interest-bearing bank and other borrowings, and finance lease payables	26	1,366,995	265,356
Total current liabilities		1,965,980	869,576
NET CURRENT ASSETS		1,343,404	1,537,575
TOTAL ASSETS LESS CURRENT LIABILITIES		13,060,198	11,847,295
NON-CURRENT LIABILITIES			
Deferred tax liabilities	30	12,752	—
Interest-bearing bank and other borrowings, and finance lease payables	27	760,620	1,364,593
Total non-current liabilities		773,372	1,364,593
Net assets		12,286,826	10,482,702

	Notes	2006 Rmb'000	2005 Rmb'000
EQUITY			
Issued capital	31	3,326,000	3,326,000
Reserves	32	7,963,026	6,158,902
Proposed final dividend	12	997,800	997,800
		12,286,826	10,482,702

Li Shaodei
Director

Mao Shijia
Director

NOTES TO FINANCIAL STATEMENTS

31 December 2006

1. CORPORATE INFORMATION

China Shipping Development Company Limited (the "Company") is a joint stock company with limited liability established in the People's Republic of China (the "PRC"). The registered office of the Company is located at 168 Yuan Shen Road, Shanghai, the PRC. During the year, the Company and its subsidiaries (the "Group") were involved in the following principal activities:

(a) investment holding; and

(b) oil and cargo shipment along the PRC coast and international shipment.

In the opinion of the directors, the Company's ultimate holding company is China Shipping (Group) Company ("China Shipping"), a state-owned enterprise established in the PRC.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the measurement of certain items of property, plant and equipment, derivative financial instruments and equity investments, which have been measured at fair value. These financial statements are presented in Renminbi ("Rmb") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements:

• HKAS 21 Amendment	Net Investment in a Foreign Operation
• HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005
• HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
• HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
• HKAS 39 Amendment	The Fair Value Option

- HK(IFRIC)-Int 4 Determining whether an Arrangement contains a Lease

The principal changes in accounting policies are as follows:

(a) HKAS 21 *The Effects of Changes in Foreign Exchange Rates*

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated. This change has had no material impact on these financial statements as at 31 December 2006 or 31 December 2005.

(b) HKAS 27 *Consolidated and Separate Financial Statements*

The adoption of the revised HKAS 27 has resulted in a change in accounting policy relating to the definition of a subsidiary for the purpose of the consolidated financial statements. This change has had no material impact on these financial statements.

(c) HKAS 39 *Financial Instruments: Recognition and Measurement*

(i) Amendment for financial guarantee contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*. The adoption of this amendment has had no material impact on these financial statements.

(ii) Amendment for the fair value option

This amendment has changed the definition of a financial instrument classified as fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, and hence the amendment has had no effect on the financial statements.

(iii) Amendment for cash flow hedge accounting of forecast intragroup transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment has had no effect on these financial statements.

(d) HK(IFRIC)-Int 4 *Determining whether an Arrangement contains a Lease*

The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This interpretation has had no material impact on these financial statements.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int11	HKFRS 2-Group and Treasury Share Transaction
HK(IFRIC)-Int12	Service Concession Arrangements

HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009 and will replace the existing HKAS 14 "Segment Reporting". HKFRS 8 requires an entity to adopt the "management approach" to report on the financial performance of its operating segments. Generally, the information to be reported would be that used internally for the purpose of evaluating segment performance and deciding resources allocation to operating segments. Such information may be different from what is used for preparing the income statement and balance sheet. HKFRS 8 therefore requires explanation of the basis on how the segment information is prepared and reconciled to the income statement and balance sheet.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10 HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment and HKFRS 7 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in its jointly-controlled entities are accounted for by proportionate consolidation, which involves recognising its share of the jointly-controlled entities' assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price, costs transferred from construction in progress, any directly attributable costs of bringing the asset to its working condition and location for its intended use, as well as interest charges relating to funds borrowed during the periods of construction, installation and testing. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold improvements	10%
Vessels	4.36% to 19.2%
Machinery and equipment	6.67% to 20%
Motor vehicles	10% to 12.5%
Buildings	3.33%

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress mainly represents the construction or renovation of vessels, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises direct costs of construction and capitalised borrowing costs on related borrowed funds during the periods of construction, installation and testing. Capitalisation of borrowing costs ceases when substantially all the activities necessary to prepare the asset for its intended use are completed. No provision for depreciation is made on construction in progress until such time when the relevant assets are completed and put into use. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Deferred staff expenditure

According to a housing reform scheme in Shanghai, the PRC, arrangements were made to transfer staff quarters to employees who agreed to remain in service for a period of 10 years. The net book value of the related staff quarters is recorded as deferred staff expenditure and is amortised on the straight-line basis to the income statement over the estimated beneficial period of 10 years.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction

costs. The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment, or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading are recognised in the income statement.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Impairment losses on equity investments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;

- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities, including trade and other payables and interest-bearing bank and other borrowings, are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Derivative financial instruments and hedging

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to the present value of estimated future cash flows.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment (except for foreign currency risk); or

- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised immediately in the income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects the income statement, such as when hedged financial income or financial expense is recognised or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or non-financial liability.

If the forecast transaction or firm commitment is no longer expected to occur, the amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, the amounts previously recognised in equity remain in equity until the forecast transaction or firm commitment occurs.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from shipping operations, on the percentage of completion basis;

(b) from vessel chartering, on a time proportion basis over the lease terms;

(c) from vessel management, in the period in which the vessels are managed in accordance with the respective agreements;

(d) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(e) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(f) dividend income, when the shareholders' right to receive payment has been established.

In prior years, the Group adopted completion method to account for the revenue from shipping operations as a close approximation to the percentage of completion method. Since the Group has been increasingly engaged in long-distance voyages, the directors consider it would be more appropriate to adopt the percentage of completion method to account for the revenue from shipping operations starting from 1 January 2006. Since the impact of this change to the current year profit and loss and the opening balance of retained profits are immaterial, no prior year adjustments have been made to the financial statements.

Bunker oil inventories and ship stores and spare parts

Bunker oil inventories are stated at cost less any provisions considered necessary by the directors. Cost is determined on the weighted average cost method basis.

Ship stores and spare parts are charged as operating expenses when purchased.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capital-ised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Foreign currencies

These financial statements are presented in Renminbi, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries are currencies other than the Renminbi. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into Renminbi at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Renminbi at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Renminbi at the weighted average exchange rates for the year.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Depreciation of vessels

The Group determines the depreciation amount of vessels based on the estimated useful lives and residual values, which are reviewed at each balance sheet date. The principal assumptions for the Groups estimation of the useful lives and residual values include those related to the mode of operations, government regulations and scrap value of vessels in future. The carrying amount of the Group's vessels as at 31 December 2006 was Rmb11,821,067,000.

Provision for losses incurred in accidents

Provision for losses incurred in accidents is made based on an assessment of the outcome of negotiations, arbitration or litigation and the recoverability of losses from insurance companies, which requires management's judgement and estimates. Where the actual outcome or expectation in future is different from the original estimate, such differences will impact the carrying value of the provisions and losses incurred in accidents/write-back in the period in which such estimate has been changed.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments. The Group's business segments are categorised as follows:

(a) oil shipment;

(b) coal shipment; and

(c) other dry bulk shipment

In determining the Group's geographical segments, revenues and results are attributed to the segments based on domestic and international shipment.

Business segments

The following table presents revenue and results information for the Group's business segments for the years ended 31 December 2006 and 2005.

	Oil shipment		Coal shipment		Other dry bulk shipment		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Segment revenue:								
Revenue	5,280,260	4,604,473	3,414,539	2,992,241	880,113	918,477	9,574,912	8,515,191
Segment results	1,767,750	1,726,895	1,194,866	1,138,117	418,617	494,906	3,381,233	3,359,918
Unallocated revenue:								
Other income and gains							386,614	266,186
Unallocated operating expenses:								
Administrative expenses							(223,514)	(253,295)
Other expenses							(113,749)	(90,699)
Finance costs							(128,721)	(135,593)
Profit before tax							3,301,863	3,146,517
Tax							(543,015)	(452,639)
Profit for the year							2,753,848	2,693,878

The net book values of oil vessels and cargo vessels at 31 December 2006 amounted to Rmb7,172,571,000 (2005: Rmb6,424,833,000) and Rmb4,648,496,000 (2005: Rmb4,100,716,000), respectively. Since the Group's assets and liabilities (other than the vessels) are not directly employed according to its business segments, nor could they be allocated to these segments on a reasonable basis, business segment information relating to segment assets and liabilities is not presented.

Geographical segments

The following table presents revenue and segment results from operating activities by geographical area of operations for the years ended 31 December 2006 and 2005.

	Year ended 31 December 2006		Year ended 31 December 2005	
	Revenue	Contribution	Revenue	Contribution
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Domestic	5,608,341	1,780,051	5,127,511	1,845,935
International	3,966,571	1,601,182	3,387,680	1,513,983
	9,574,912	3,381,233	8,515,191	3,359,918
Other income and gains		386,614		266,186
Administrative expenses		(223,514)		(253,295)
Other expenses		(113,749)		(90,699)
Finance cost		(128,721)		(135,593)
Profit before tax		3,301,863		3,146,517

The principal assets employed by the Group are located in the PRC, and accordingly, no segment analysis of assets and expenditure has been prepared for the year.

5. REVENUE, OTHER INCOME AND GAINS

Revenue represents gross revenue arising from shipping operations, net of business taxes. Pursuant to various tax rules and regulations in the PRC, revenues derived from sea freighting attributable to voyages departing from ports in the PRC and from vessel chartering services are both subject to business tax at a rate of 3%. Business taxes charged to the income statement for the year amounted to Rmb194,214,000 (2005: Rmb184,962,000).

An analysis of revenue, other income and gains is as follows:

	Group	
	2006	2005
	Rmb'000	*Rmb'000*
Revenue		
Oil shipments	5,280,260	4,604,473
Coal shipments	3,414,539	2,992,241
Other dry bulk shipments	880,113	918,477
	9,574,912	8,515,191
Other income		
Interest income	24,893	24,508
Rental income from bare-boat chartering	71,120	77,891
Service income from vessel management	14,818	13,302
Income from coal sales	47,782	37,009
Others	4,721	5,327
	163,334	158,037
Gains		
Gain on disposal of items of property, plant and equipment, net	170,259	107,529
Exchange losses, net	(43,517)	(7,609)
Fair value gains on equity investments at fair value through profit or loss	84,800	—
Others	11,738	8,229
	223,280	108,149
Other income and gains	386,614	266,186

6. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Group	
	2006	2005
	Rmb'000	*Rmb'000*
Cost of shipping services rendered:		
Bunker oil inventories consumed and port fees	3,174,600	2,423,751
Others	3,019,079	2,731,522
Depreciation	1,000,165	922,049
Operating lease rentals:		
Land and buildings	22,592	23,255
Vessels	380,391	218,590
	402,983	241,845
Auditors' remuneration	3,278	3,174
Staff costs (including directors' remuneration (note 8)):		
Wages, salaries and hiring of sea crew	623,080	666,931
Pension scheme contributions	81,712	80,414
	704,792	747,345
Provision for bad and doubtful debts	247	1,075
Write-off of construction in progress	2,875	8,545
Amortization of deferred staff expenditure	12,784	12,784
Loss on liquidation of a subsidiary	17,254	—
Dry-docking and repairs	413,058	436,582

7. FINANCE COSTS

	Group	
	2006	2005
	Rmb'000	*Rmb'000*
Interest on bank loans and other borrowings wholly repayable within five years	123,932	138,563
Interest on finance leases	4,789	3,422
Total interest	128,721	141,985
Less: Interest capitalised	—	(6,392)
	128,721	135,593

8. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Directors		Supervisors	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Fees	180	180	—	—
Other emoluments:				
Salaries, allowances and benefits in kind	1,495	1,388	353	1,262
Pension scheme costs	46	32	17	32
Total	1,721	1,600	370	1,294

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2006	2005
	Rmb'000	*Rmb'000*
Mr. Zhou Zhanqun	60	60
Mr. Hu Honggao	60	60
Mr. Xie Rong	60	60
Mr. Ma Xun	—	—
	180	180

There were no other emoluments payable to the independent non-executive directors during the year (2005:Nil).

(b) Executive directors and a non-executive director and supervisors

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Total remuneration
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
2006				
Executive directors:				
Mr. Li Shaode	—	—	—	—
Mr. Lin Jianqing	—	—	—	—
Mr. Wang Daxiong	—	—	—	—
Mr. Zhang Guofa	—	—	—	—
Mr. Mao Shijia	—	701	29	730
Mr. Wang Kunhe	—	794	17	811
Mr. Yao Zuozhi	—	—	—	—
	—	1,495	46	1,541
Non-executive directors:				
Mr. Yao Zuozhi	—	—	—	—
Supervisors:				
Mr. Kou Laiqi	—	—	—	—
Mr. Xu Hui	—	—	—	—
Ms. Chen Xiuling	—	353	17	370
Mr. Yan Mingyi	—	—	—	—
Mr. Zhang Rongbiao	—	—	—	—
	—	353	17	370
2005				
Executive directors:				
Mr. Li Shaode	—	—	—	—
Mr. Wang Daxiong	—	—	—	—
Mr. Sun Zhitang	—	—	—	—
Mr. Yao Zuozhi	—	—	—	—
Mr. Mao Shijia	—	621	16	637
Mr. Wang Kunhe	—	767	16	783
	—	1,388	32	1,420

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Total remuneration
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Supervisors:				
Mr. Kou Laiqi	—	—	—	—
Mr.Yan Mingyi	—	550	16	566
Mr. Zhang Rongbiao	—	712	16	728
	—	1,262	32	1,294

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2005: four) directors or supervisors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining two (2005: one) non-director, non-supervisor, highest paid employee for the year are as follows:

	Group	
	2006	2005
	Rmb'000	*Rmb'000*
Salaries, allowances and benefits in kind	1,005	627
Pension scheme contributions	58	16
	1,063	643

The number of non-director, non-supervisor, highest paid employees whose remuneration fell within the following band is as follows:

	Number of emplyees	
	2006	2005
Nil to Rmb$1,000,000	2	1

10. TAX

Pursuant to the directive 1998 (250) jointly issued by the Shanghai State Tax Bureau and the Shanghai Bureau of Finance on 8 October 1998, the Company is entitled to a preferential income tax rate of 15% effective from 1 January 1998. Accordingly, PRC income tax of the Company has been provided at the rate of 15% (2005: 15%) on the estimated assessable profits for the year.

No Hong Kong profits tax has been provided as no assessable profits were earned in or derived from Hong Kong during the year (2005: Nil). Taxes on profits assessable elsewhere, if applicable, have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group 2006	Group 2005
	Rmb'000	*Rmb'000*
Group:		
Current — Hong Kong	—	—
Current — PRC		
Charge for the year	464,149	455,370
Over provision in prior years	(1,706)	(2,796)
Deferred (note 29)	80,572	65
Total tax charge for the year	543,015	452,639

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the country in which the Company, its subsidiaries and jointly-controlled entities are domiciled to the tax expense at the effective tax rate, and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate, is as follows:

	2006		2005	
	Rmb'000	%	*Rmb'000*	%
Profit before tax	3,301,863		3,146,517	
Tax at the statutory tax rate	495,279	15.0	471,978	15.0
Higher tax rate for specific provinces	43,120	1.3	—	—
Adjustments in respect of current tax of previous periods	(1,706)	(0.1)	(2,796)	(0.1)
Expenses not deductible for tax	11,489	0.4	4,967	0.2
Income not subject to tax	(5,167)	(0.1)	(21,510)	(0.7)
Tax charge at the Group's effective rate	543,015	16.5	452,639	14.4

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The consolidated profit attributable to equity holders of the parent for the year ended 31 December 2006 includes a profit of Rmb2,801,742,000 (2005: Rmb2,477,262,000) which has been dealt with in the financial statements of the Company (note 32).

12. DIVIDEND

	2006	2005
	Rmb'000	*Rmb'000*
Proposed final — Rmb0.30 (2005: Rmb0.30) per ordinary share	997,800	997,800

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share amounts is based on the profit for the year attributable to ordinary equity holders of the parent of Rmb2,755,850,000 (2005: Rmb2,691,200,000) and 3,326,000,000 (2005: 3,326,000, 000) shares in issue during the year.

Diluted earnings per share amounts for the years ended 31 December 2006 and 2005 have not been disclosed as no diluting events existed during these years.

14. PROPERTY, PLANT AND EQUIPMENT

	Group						
	Leasehold improvements	Vessels	Machinery and equipment	Motor vehicles	Buildings	Construction in progress	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost or valuation							
At beginning of year	50,264	17,850,782	48,410	14,244	18,376	866,778	18,848,854
Transfers	—	872,231	4,360	17	10	(876,618)	—
Additions	—	1,663,433	4,221	4,105	404	3,205,484	4,877,647
Disposals	—	(796,984)	(2,811)	(831)	—	(2,875)	(803,501)
Exchangerealignment	—	(40,026)	—	—	—	—	(40,026)
At 31 December2006	50,264	19,549,436	54,180	17,535	18,790	3,192,769	22,882,974
Accumulated depreciation							
At beginning of year	11,028	7,325,233	33,761	8,027	1,748	—	7,379,797
Provided during the year	8,620	977,432	12,075	1,580	458	—	1,000,165
Disposals	—	(574,296)	(2,201)	(718)	—	—	(577,215)
Exchangerealignment	—	—	—	—	—	—	—
At 31 December 2006	19,648	7,728,369	43,635	8,889	2,206	—	7,802,747
Impairment loss							
At 31 December 2006	—	—	—	936	—	—	936
At 31 December 2005	—	—	—	936	—	—	936
Accumulated depreciation and impairment loss							
At 31 December 2006	19,648	7,728,369	43,635	9,825	2,206	—	7,803,683
At 31 December 2005	11,028	7,325,233	33,761	8,963	1,748	—	7,380,733

	Group						
	Leasehold improvements	Vessels	Machinery and equipment	Motor vehicles	Buildings	Construction in progress	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Net book value							
At 31 December 2006	30,616	11,821,067	10,545	7,710	16,584	3,192,769	15,079,291
At 31 December 2005	39,236	10,525,549	14,649	5,281	16,628	866,778	11,468,121
Cost or valuation							
At beginning of year	26,662	14,951,793	44,211	13,388	17,923	1,293,408	16,347,385
Transfers	13,669	2,970,020	1,457	—	—	(2,985,146)	—
Additions	9,933	101,688	6,896	1,287	1,104	2,567,061	2,687,969
Disposals	—	(172,719)	(4,154)	(431)	(651)	(8,545)	(186,500)
At 31 December 2005	50,264	17,850,782	48,410	14,244	18,376	866,778	18,848,854
Accumulated depreciation							
At beginning of year	5,110	6,567,212	27,272	7,196	1,611	—	6,608,401
Provided during the year	5,918	904,436	10,248	1,186	261	—	922,049
Disposals	—	(146,415)	(3,759)	(355)	(124)	—	(150,653)
At 31 December 2005	11,028	7,325,233	33,761	8,027	1,748	—	7,379,797
Impairment loss							
At 31 December 2005	—	—	—	936	—	—	936
At 31 December 2004	—	—	—	936	—	—	936
Accumulated depreciation and impairment loss							
At 31 December 2005	11,028	7,325,233	33,761	8,963	1,748	—	7,380,733
At 31 December 2004	5,110	6,567,212	27,272	8,132	1,611	—	6,609,337
Net book value							
At 31 December 2005	39,236	10,525,549	14,649	5,281	16,628	866,778	11,468,121
At 31 December 2004	21,552	8,384,581	16,939	5,256	16,312	1,293,408	9,738,048

	Group						
	Leasehold improvements	Vessels	Machinery and equipment	Motor vehicles	Buildings	Construction in progress	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost or valuation							
At beginning of year	50,264	15,248,783	46,469	12,046	6,395	703,845	16,067,802
Transfers	—	532,604	4,360	—	—	(536,964)	—
Additions	—	2,497	4,018	3,500	—	1,792,582	1,802,597
Disposals	—	(287,468)	(2,775)	(831)	—	(2,875)	(293,949)
At 31 December 2006	50,264	15,496,416	52,072	14,715	6,395	1,956,588	17,576,450
Accumulated depreciation							
At beginning of year	11,028	6,268,877	32,908	6,900	1,124	—	6,320,837
Provided during the year	8,621	796,460	11,745	1,178	165	—	818,169
Disposals	—	(275,654)	(2,170)	(718)	—	—	(278,542)
At 31 December 2006	19,649	6,789,683	42,483	7,360	1,289	—	6,860,464
Impairment loss							
At 31 December 2006	—	—	—	936	—	—	936
At 31 December 2005	—	—	—	936	—	—	936
Accumulated depreciation and impairment loss							
At 31 December 2006	19,649	6,789,683	42,483	8,296	1,289	—	6,861,400
At 31 December 2005	11,028	6,268,877	32,908	7,836	1,124	—	6,321,773
Net book value							
At 31 December 2006	30,615	8,706,733	9,589	6,419	5,106	1,956,588	10,715,050
At 31 December 2005	39,236	8,979,906	13,561	4,210	5,271	703,345	9,746,029

	Group						
	Leasehold improvements	Vessels	Machinery and equipment	Motor vehicles	Buildings	Construction in progress	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost or valuation							
At beginning of year	26,662	12,680,025	43,018	11,061	7,046	1,247,276	14,015,088
Transfers	13,669	2,740,774	1,457	—	—	(2,755,900)	—
Additions	9,933	703	6,148	1,287	—	2,219,882	2,237,953
Disposals	—	(172,719)	(4,154)	(302)	(651)	(7,413)	(185,239)
At 31 December 2005	50,264	15,248,783	46,469	12,046	6,395	703,845	16,067,802
Accumulated depreciation							
At beginning of year	5,110	5,628,688	26,885	6,394	1,077	—	5,668,154
Provided during the year	5,918	786,604	9,782	796	171	—	803,271
Disposals	—	(146,415)	(3,759)	(290)	(124)	—	(150,588)
At 31 December 2005	11,028	6,268,877	32,908	6,900	1,124	—	6,320,837
Impairment loss							
At 31 December 2005	—	—	—	936	—	—	936
At 31 December 2004	—	—	—	936	—	—	936
Accumulated depreciation and Impairment loss							
At 31 December 2005	11,028	6,268,877	32,908	7,836	1,124	—	6,321,773
At 31 December 2004	5,110	5,628,688	26,885	7,330	1,077	—	5,669,090
Net book value							
At 31 December 2005	39,236	8,979,906	13,561	4,210	5,271	703,845	9,746,029
At 31 December 2004	21,552	7,051,337	16,133	3,731	5,969	1,247,276	8,345,998

The net book value of the Group's vessels held under finance leases included in the total amount of property, plant and equipment at 31 December 2006 amounted to Rmb342,323,000 (2005: Rmb364,639,000). The depreciation charge for the year in respect of such assets amounted to Rmb22,316,000 (2005: Rmb22,316,000).

Certain of the Group's and the Company's property, plant and equipment are leased to other parties under operating leases. Further details of the assets under operating lease arrangements are as follows:

	Group		Company	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Vessels				
Cost at 31 December	976,926	989,187	527,166	512,216
Accumulated depreciation at 31 December	571,232	543,362	337,179	303,494

Further summary details of the operating leases are included in note 37(a) to the financial statements.

Certain of the Group's vessels existing as at 31 August 1994 were revalued at that date by Colliers Jardine Appraisals Limited, independent professionally qualified valuers, on an open market existing use basis. Since then, no further revaluation of the Group's vessels has been carried out, as the Group has relied upon the exemption granted under the transitional provisions in paragraph 80A of HKAS 16 from the requirement to carry out revaluations on a regular basis of its vessels which were stated at valuation at that time. Had these vessels been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately Rmb818,613,000 (2005: Rmb899,962,000).

At 31 December 2006, certain of the Groups vessels with a net book value of approximately Rmb2,267,948,000 (2005: Rmb2,249,791,000) were pledged to secure general banking facilities granted to the Group (note 27).

15. INTERESTS IN SUBSIDIARIES

	Company	
	2006	2005
	Rmb'000	*Rmb'000*
Unlisted shares, at cost	4,140	386,009

Particulars of the Group's principal subsidiary are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued/ registered capital	Class of shares in issue	Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect	
China Shipping Development (Hong Kong) Marine Co., Limited	Hong Kong	US$500,000	Ordinary	100%	—	Investment holding

The above table lists the subsidiary of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

16. INVESTMENTS IN JOINTLY-CONTROLLED ENTITIES

	Company	
	2006	2005
	Rmb'000	*Rmb'000*
Unlisted shares, at cost	931,839	100,000

The Groups other payable balances due to the jointly-controlled entities are disclosed in note 24 to the financial statements.

Particulars of the jointly-controlled entities are as follows:

Name	Particulars of issued shares held	Place of incorporation/ registration and operations	Percentage of ownership interest, voting power and profit sharing attributable to the Company	Principal activities
Directly held by the Company:				
Shanghai Friendship Marine Co., Ltd.	Registered Capital of Rmb1 each	PRC/mainland China	50%	Provision of shipping services
Zhuhai New Century Marine Co., Ltd.	Registered Capital of Rmb1 each	PRC/mainland China	50%	Provision of shipping services
Shanghai Times Shipping Co., Ltd.	Registered capital of Rmb1 each	PRC/mainland China	50%	Provision of shipping services

The financial statements of the above jointly-controlled entities are coterminous with those of the Group. Material transactions between the jointly-controlled entities and the Group companies have been adjusted for.

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

	2006	2005
	Rmb'000	*Rmb'000*
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	241,131	125,424
Non-current assets	904,770	442,620
Current liabilities	(56,460)	(53,516)
Non-current liabilities	(182,272)	(75,812)
Net assets	907,169	438,716
Share of the jointly-controlled entities' results:		
Revenue	573,229	400,858
Other income	59,971	49,856
Total revenue	633,200	450,714
Total expenses	(547,821)	(366,939)
Tax	(11,676)	(11,505)
Profit after tax	73,703	72,270

17. AVAILABLE-FOR-SALE INVESTMENTS

	Group and Company	
	2006	2005
	Rmb'000	*Rmb'000*
Listed equity investments, at fair value:		
Shanghai	578	—
Unlisted equity investments, at cost	4,000	4,000
	4,578	4,000

During the year, the gross gain on the Group's available-for-sale investments, net of tax impact, recognised directly in equity amounted to Rmb182,000 (2005: Nil).

The above investments consist of investments in equity securities which were designated as available-for-sale financial assets and have no fixed maturity date or coupon rate.

The fair values of listed equity investments are based on quoted market prices. As at 31 December 2006, unlisted equity investments with a carrying amount of Rmb4,000,000 (2005: Rmb4,000,000) were stated at cost because the directors are of the opinion that their fair value cannot be measured reliably.

18. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group and Company	
	2006	2005
	Rmb'000	*Rmb'000*
Listed equity investments, at fair value:		
Shanghai	159,000	—

The above equity investments at 31 December 2006 classified as held for trading were, upon initial recognition, designated by the Group as financial assets at fair value through profit or loss.

The market value of the Group's short-term investments at the date of approval of these financial statements was approximately Rmb182,800,000.

19. DEFERRED STAFF EXPENDITURE

	Group and Company
	Rmb 000
Cost	
At beginning of year and 31 December 2006	127,845
Accumulated amortisation	
At beginning of year	69,728
Amortisation provided during the year	12,784
At 31 December 2006	82,512
Net book value	
At 31 December 2006	45,333
At 31 December 2005	58,117

20. TRADE AND BILLS RECEIVABLES

		Group		Company	
		2006	2005	2006	2005
	Note	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Trade and bills receivables		438,579	248,033	402,277	230,488
Due from fellow subsidiaries	28	807	—	—	—
Provision for doubtful debts		(11,227)	(20,120)	(10,239)	(19,661)
Trade and bills receivables, net		428,159	227,913	392,038	210,827

An aged analysis of the trade and bills receivables of the Group and the Company as at the balance sheet date, based on the invoice date, is as follows:

	Group			
	2006		2005	
	Balance	Percentage	Balance	Percentage
	Rmb '000	*%*	*Rmb'000*	*%*
Within one year	430,046	98	231,038	93
One to two years	—	—	—	—
Over two years	9,340	2	16,995	7
	439,386	100	248,033	100
Provision for doubtful debts	(11,227)		(20,120)	
Trade and bills receivables, net	428,159		227,913	

	Company			
		2006		2005
	Balance	Percentage	Balance	Percentage
	%	*Rmb 000*	*%*	*Rmb'000*
Within one year	392,937	98	213,493	93
One to two years	—	—	—	—
Over two years	9,340	2	16,995	7
	402,277	100	230,488	100
Provision for doubtful debts	(10,239)		(19,661)	
Trade and bills receivables, net	392,038		210,827	

The Group normally allows a credit period of 30 days to its major customers. In view of the fact that the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest-bearing.

21. PREPAYMENTS,DEPOSITS AND OTHER RECEIVABLES

		Group		Company	
		2006	2005	2006	2005
	Note	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Prepayments		3,234	9,872	—	—
Deposits and other debtors		101,007	38,933	66,845	26,317
Due from fellow subsidiaries	28	516,059	115,322	284,457	115,202
Due from subsidiaries		—	—	1,844,515	1,194,900
Provision for doubtful debts		(443)	(344)	(411)	(311)
		619,857	163,783	2,195,406	1,336,108

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cash and bank balances	626,329	865,715	370,808	554,289
Time deposits	37,449	312,212	—	48,421
Cash and cash equivalents	663,778	1,177,927	370,808	602,710

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The carrying amounts of the cash and cash equivalents approximate to their fair values. At the balance sheet date, the cash and bank balances of the Group denominated in US$ amounted to Rmb181,687,000 (2005: Rmb488,494,000).

23. TRADE PAYABLES

		Group		Company	
	2006	2005	2006	2005	
	Note	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Trade payables		223,005	209,261	213,899	197,903
Due to fellow subsidiaries	28	4,294	7,627	—	5,995
		227,299	216,888	213,899	203,898

An aged analysis of trade payables as at the balance sheet date is as follows:

	Group			
	2006		2005	
	Balance	Percentage	Balance	Percentage
	Rmb'000	%	*Rmb'000*	%
Within one year	226,151	99	214,449	99
One to two years	869	1	302	—
Beyond two years	279	—	2,137	1
	227,299	100	216,888	100

	Company			
	2006		2005	
	Balance	Percentage	Balance	Percentage
	Rmb'000	%	*Rmb'000*	%
Within one year	212,751	99	201,482	99
One to two years	869	1	279	—
Over two years	279	—	2,137	1
	213,899	100	203,898	100

The trade payables are non-interest-bearing and are normally settled in one to three months.

24. OTHER PAYABLES AND ACCRUALS

		Group		Company	
		2006	2005	2006	2005
	Note	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Accruals		157,390	204,710	145,766	200,269
Other liabilities		189,853	298,016	179,088	151,800
Due to jointly-controlled entities		1,163	—	2,325	—
Due to fellow subsidiaries	28	520,219	16,589	5,614	8,565
		868,625	519,315	332,793	360,634

Other payables are non-interest-bearing and have an average term of one to three months.

25. DERIVATIVE FINANCIAL INSTRUMENTS

Group

	2006	
	Contract/notional amount	Fair Values Assets
	Rmb'000	*Rmb'000*
Cross currency swap agreements	913,837	1,044

The carrying amounts of forward currency contracts are the same as their fair values.

Cash flow hedges

As at 31 December 2006, the Group held two cross currency swap agreements designated as hedges in respect of expected future JPY bank loans for which the Group has firm commitments.

The terms of the cross currency swap agreements have been negotiated to match the terms of the commitments. The cash flow hedges of the expected future JPY bank loans were assessed to be highly effective and a net gain of Rmb861,000 was included in the hedging reserve as follows:

	2006
	Rmb'000
Total fair value gains included in the hedging reserve	1,044
Deferred tax on fair value gains	(183)
Net gains on cash flow hedges	861

26. CURRENT PORTION OF INTEREST-BEARING BANK AND OTHER BORROWINGS, AND FINANCE LEASE PAYABLES

		Group		Company	
		2006	2005	2006	2005
	Notes	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Current portion of bank and other borrowings	27	1,467,012	233,225	1,337,150	228,225
Current portion of finance lease payables	29	39,561	62,416	29,845	37,131
		1,506,573	295,641	1,366,995	265,356

On 5 March 2007, a bank loan of Rmb720,000,000 included in the current portion of bank and other borrowings at the balance sheet date has been replaced by a long-term loan offered by the bank.

27. INTEREST-BEARING BANK AND OTHER BORROWINGS, AND FINANCE LEASE PAYABLES

			Group		Company	
			2006	2005	2006	2005
	Effective interest rate (%)	*Maturity*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Current						
Finance lease payables *(note 29)*	3.25-6.12	2007	39,561	62,416	29,845	37,131
Bank loans — secured	5.19-6.84 (or) Libor +0.42-0.85	2007	237,251	233,225	117,150	228,225
Bank loans — unsecured	5.022 (or) Libor +0.48	2007	1,229,761	—	1,220,000	—
			1,506,573	295,641	1,366,995	265,356
Non-current						
Financeleasepayables *(note 29)*	6.12	2008-2013	55,901	93,661	—	27,848
Bank loans — secured	5.19-6.84 (or) Libor +0.42-0.85	2008-2016	1,763,830	1,346,745	760,620	1,336,745
Bank loans — unsecured	Libor+0.48	2008-2016	68,327	—	—	—
			1,888,058	1,440,406	760,620	1,364,593
			3,394,631	1,736,047	2,127,615	1,629,949

	Group		Company	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Analysed into:				
Bank loans:				
Within one year or on demand	1,467,012	233,225	1,337,150	228,225
In the second year	247,012	233,225	117,150	228,225
In the third to fifth years, inclusive	741,606	619,675	352,020	614,675
Beyond five years	843,539	493,845	291,450	493,845
	3,299,169	1,579,970	2,097,770	1,564,970
Finance lease payables:				
Within one year	39,561	62,416	29,845	37,131
In the second year	7,864	39,556	—	27,848
In the third to fifth years, inclusive	23,623	26,690	—	—
Beyond five years	24,414	27,415		—
	95,462	156,077	29,845	64,979
	3,394,631	1,736,047	2,127,615	1,629,949

The Group's bank loans are secured by pledges of the Group's 8 vessels (2005: 19 vessels) with an aggregate net book value at 31 December 2006 of Rmb2,267,948,000 (2005: Rmb2,249,791,000).

Bank loans of Rmb211,840,000 were guaranteed by China Shipping as at 31 December 2006 (2005: Nil).

The carrying amounts of the Group's and the Company's interest-bearing bank and other borrowings approximate to their fair values.

Except for secured bank loans of Rmb1,349,135,000 which are denominated in United States dollars, all borrowings are in Renminbi.

28. BALANCES WITH SUBSIDIARIES, FELLOW SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES, AND RELATED COMPANIES

Except for the balances due to fellow subsidiaries with a total amount of Rmb498,521,000 which are interest-bearing at a rate of 5.022% and are due within one year, the balances are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

29. FINANCE LEASE PAYABLES

As at 31 December 2006, the Group had non-cancellable finance leases for the purchase of vessels. The terms of such leases are for a period of 11 years except for one of the Group's jointly-controlled entities which had non-cancellable finance leases for a period of 7 years and 7 months. All these terms commence from the respective dates of delivery of the vessels. The Group has the option to purchase the leased vessels at the end of the lease terms. At 31 December 2006, the total future minimum lease payments under finance leases and their present values were as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Amounts payable				
Within one year	43,248	67,369	39,561	62,416
In the second year	10,904	43,300	7,864	39,555
In the third to fifth years, inclusive	32,743	36,116	23,623	26,690
After five years	28,640	34,982	24,414	27,416
Total minimum finance lease payments	115,535	181,767	95,462	156,077
Future finance charges	(20,073)	(25,690)		
Total net finance lease payables	95,462	156,077		
Portion classified as current liabilities - note 26	(39,561)	(62,416)		
Long term portion - note 27	55,901	93,661		

	Company			
	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	2006	2005
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Amounts payable				
Within one year	30,491	38,941	29,845	37,131
In the second year	—	28,451	—	27,848
Total minimum finance lease payments	30,491	67,392	29,845	64,979
Future finance charges	(646)	(2,413)		
Total net finance lease payables	29,845	64,979		
Portion classified as current liabilities - note 26	(29,845)	(37,131)		
Long term portion - note 27	—	27,848		

30. DEFERRED TAX

The movements in deferred tax liabilities and assets during the year are as follows:

Deferred tax liabilities

Group

	Unremitted earnings	Available-for-sale investments	Cash flow hedge	Equity investments at fair value through profit or loss	Total
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
At 1 January 2006	—	—	—	—	—
Deferred tax charged to the income statement during the year *(note 10)*	67,147	—	—	12,720	79,867
Deferred tax debited to equity during the year	—	32	183	—	215
Gross deferred tax liabilities at 31 December 2006	67,147	32	183	12,720	80,082

Company

	Available-for-sale investments	Equity investments at fair value through profit or loss	Total
	Rmb'000	*Rmb'000*	*Rmb'000*
At 1 January 2006	—	—	—
Deferred tax charged to the income statement during the year	—	12,720	12,720
Deferred tax debited to equity during the year	32	—	32
Gross deferred tax liabilities at 31 December 2006	32	12,720	12,752

Deferred tax assets	Group Deductible tax depreciation		Company Deductible tax depreciation	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1 January	20,795	20,860	15,565	14,319
Deferred tax credited/(charged) to the income statement during the year *(note 10)*	(705)	(65)	289	1,246
Gross deferred tax assets at 31 December	20,090	20,795	15,854	15,565

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

31. ISSUED CAPITAL

	Group and Company			
	2006	2006	2005	2005
	Number of shares	*Rmb'000*	Numberof shares	*Rmb'000*
Registered, issued and fully paid				
State-owned legal person shares/A shares of Rmb1.00 each	1,578,500,000	1,578,500	1,578,500,000	1,578,500
H shares of Rmb 1.00 each	1,296,000,000	1,296,000	1,296,000,000	1,296,000
List A shares of Rmb 1.00 each	451,500,000	451,500	451,500,000	451,500
	3,326,000,000	3,326,000	3,326,000,000	3,326,000

32. RESERVES

	Group — Attributable to equity holders of the parent										Minority interests	Total Equity
	Share premium account	Revaluation reserve	Statutory surplus reserve	Statutory public welfarefund	General surplus reserve	Hedging reserve	Available-for-sale investment revaluation reserve	Exchange fluctuation reserve	Retained profits	Total		
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1 January 2005												
As previous reported	2,037,884	180,096	483,641	385,470	93,158	—	—	(91)	1,654,022	4,834,180	12,291	4,846,471
Adoption of a new accounting policy	—	—	—	—	—	—	—	—	1,386	1,386	—	1,386
As restated	2,037,884	180,096	483,641	385,470	93,158	—	—	(91)	1,655,408	4,835,566	12,291	4,847,857
Profit for the year	—	—	—	—	—	—	—	—	2,691,200	2,691,200	2,678	2,693,878
Transfers from/(to) reserves	—	—	281,135	275,700	—	—	—	—	(556,835)	—	—	—
Exchange realignment	—	—	—	—	—	—	—	(4,045)	—	(4,045)	—	(4,045)
Release on disposal of items of property, plant and equipment	—	(3,117)	—	—	—	—	—	—	3,117	—	—	—
Proposed final 2005 dividend *(note 12)*	—	—	—	—	—	—	—	—	(997,800)	(997,800)	—	(997,800)
Capital injection by minority interests for the year	—	—	—	—	—	—	—	—	—	—	10,000	10,000
At 31 December 2005	2,037,884	176,979	764,776	661,170	93,158	—	—	(4,136)	2,795,090	6,524,921	24,969	6,549,890
Profit for the year	—	—	—	—	—	—	—	—	2,755,850	2,755,850	2,998	2,758,848
Transfers from/(to) reserves	—	—	276,202	—	—	—	—	—	(276,202)	—	—	—
Exchange realignment	—	—	—	—	—	—	—	(10,890)	—	(10,890)	—	(10,890)
Release on disposal of items of property, plant and equipment	—	(8,150)	—	—	—	—	—	—	8,150	—	—	—
Proposed final 2006 dividend *(note 12)*	—	—	—	—	—	—	—	—	(997,800)	(997,800)	—	(997,800)
Reclassification	—	—	661,170	(661,170)	—	—	—	—	—	—	—	—
Net gains on cash flow hedges	—	—	—	—	—	861	—	—	—	861	—	861
Changes in fair value of available-for-sale investments	—	—	—	—	—	—	182	—	—	182	—	182
Liquidation of a subsidiary	—	—	(26,222)	—	—	—	—	—	26,222	—	(27,967)	(27,967)
At 31 December 2006	2,037,884	168,829	1,675,926	—	93,158	861	182	(15,026)	4,311,310	8,273,124	—	8,273,124

	Company							
	Share premium account	Revaluation reserve	Statutory surplus reserve	Statutory public welfare fund	General surplus reserve	Available-for-sale investment revaluation reserve	Retained profits	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1 January 2005	2,037,884	176,932	472,867	379,709	93,158	—	1,518,890	4,679,440
Profit for the year	—	—	—	—	—	—	2,477,262	2,477,262
Transfers from/(to) reserves	—	—	269,109	269,109	—	—	(538,218)	—
Release on disposal of property, plant and equipment	—	(3,117)	—	—	—	—	3,117	—
Proposed final 2005 dividend - *(note 12)*	—	—	—	—	—	—	(997,800)	(997,800)
At 31 December 2005 and beginning of year	2,037,884	173,815	741,976	648,818	93,158	—	2,463,251	6,158,902
Profit for the year	—	—	—	—	—	—	2,801,742	2,801,742
Transfers from/(to) reserves	—	—	274,111	—	—	—	(274,111)	—
Release on disposal of property, plant and equipment	—	(8,150)	—	—	—	—	8,150	—
Proposed final 2006 dividend - *(note 12)*	—	—	—	—	—	—	(997,800)	(997,800)
Reclassification	—	—	648,818	(648,818)	—	—	—	—
Changes in fair value of available-for-sale investments	—	—	—	—	—	182	—	182
At 31 December 2006	2,037,884	165,665	1,664,905	—	93,158	182	4,001,232	7,963,026

In accordance with the Company Law of the PRC and the Company's articles of association, the Company is required to allocate 10% of its profit after tax, as determined in accordance with PRC GAAP and regulations applicable to the Company, to the statutory surplus reserve (the "SSR") until the SSR reaches 50% of the registered capital of the Company. Subject to certain restrictions set out in the Company Law of the PRC and the Company's articles of association, part of the SSR may be converted to increase share capital, provided that the remaining balance after capitalisation is not less than 25% of the registered capital.

In prior year, in accordance with the Company Law of the PRC, the Company was required to transfer 5% to 10% of its profit after tax, as determined in accordance with PRC GAAP and regulations applicable to the Company, to its statutory public welfare fund (the "PWF") which is a non-distributable reserve other than in the event of the liquidation of the Company. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as property of the Company unless subsequently transferred or disposed of.

Pursuant to the relevant regulations, the appropriation of PWF was discontinued with effect from 1 January 2006, and the remaining PWF is reclassified to SSR.

The directors have proposed to transfer Rmb274,111,000 (2005: Rmb269,109,000) to SSR, represents 10% (2005: 10%) of the Company's profit after tax of Rmb2,741,108,000 (2005: Rmb2,691,090,000), as determined in accordance with PRC GAAP. The transfer to the SSR is subject to shareholders' approval at the forthcoming annual general meeting.

According to the relevant regulations in the PRC, the reserves available for distribution is the lower of the amount determined under PRC GAAP and the amount determined under HK GAAP. On this basis, as at 31 December 2006, before the proposed final dividend, the Company had a reserve of Rmb4,999,032,000 (2005: Rmb3,461,051,000) available for distribution as dividends.

In addition, in accordance with the Company Law of the PRC, an amount of approximately Rmb2,037,884,000 (2005: Rmb2,037,884,000) standing to the credit of the Company's share premium account was available for distribution by way of future capitalisation issues.

33. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before tax to net cash inflow from operating activities

	2006	2005
	Rmb'000	*Rmb'000*
Profit before tax	3,301,863	3,146,517
Adjustments for:		
Interest income	(24,893)	(24,508)
Depreciation	1,000,165	922,049
Amortisation of deferred staff expenditure	12,784	12,784
Provision/(write-back of provision) for bad debts	247	1,075
Gain on disposal of property, plant and equipment, net	(170,259)	(107,529)
Losses on liquidation of a subsidiary	17,254	—
Fair value gain on equity investments at fair value through profit or loss	(84,800)	—
Write-off of construction in progress	2,875	8,545
Operating profit before working capital changes	4,055,236	3,958,933
Increase in trade and bills receivables	(199,587)	(74,400)
(Increase)/decrease in bunker oil inventories	64,269	(120,449)
Decrease in prepayments	6,638	1,321
Increase in deposits and other debtors	(62,074)	(1,062)
(Increase)/decrease in amounts due from fellow subsidiaries	(170,098)	108,653
Increase in trade payables	13,744	50,174
Increase/(decrease) in accruals	(51,793)	32,091
Increase in other liabilities	26,448	23,999
Increase in amounts due to fellow subsidiaries	1,776	18,295
Increase in amounts due to jointly-controlled entities	1,163	—
Cash generated from operations	3,685,722	3,997,555
Interest paid	128,721	135,593
Income tax paid	(447,859)	(455,606)
Net cash inflow from operating activities	3,366,584	3,677,542

(b) Major non-cash transactions

The Group incurred payables of Rmb134,611,000 to shipyards for vessels which were under construction as at 31 December 2005.

The Group incurred payables to China Shipping Group and its fellow subsidiaries of Rmb498,521,000 for the purchases of 9 dry bulk cargo vessels as at 31 December 2006.

During the year, the Group sold vessels to one of its fellow subsidiaries and recorded receivables of Rmb231,446,000 as at 31 December 2006.

(c) Liquidation of a subsidiary

	2006
	Rmb'000
Net assets disposed of:	
Cash and bank balances	632,708
Minority interests	(27,967)
	604,741
Loss on liquidation of a subsidiary	(17,254)
	587,487
Satisfied by:	
Cash	587,487

An analysis of the net outflow of cash and cash equivalents in respect of the liquidation of a subsidiary is as follows:

	2006
	Rmb'000
Cash consideration	587,487
Cash and bank balances disposed of	(632,708)
Net outflow of cash and cash equivalents in respect of the liquidation of a subsidiary	(45,221)

34. PENSION SCHEME

The Group is required to contribute to a pension scheme (the "Scheme") for the eligible employees. Under the Scheme, the Group's retirement benefit obligations to its existing and future retiring employees is limited to its annual contributions equivalent to 22.5% (2005: 22.5%) of the basic salaries of the Group's employees, after certain adjustments on individual employees' salaries in accordance with applicable regulations. Contributions by the Group to the Scheme for the year ended 31 December 2006 amounted to Rmb79,591,000 (2005: Rmb78,612,000).

35. PLEDGE OF ASSETS

Details of the Group's bank loans secured by the assets of the Group are included in note 27 to the financial statements.

36. CONTINGENT LIABILITIES

(i) In March 2005, one of the Company's cargo vessels "Hualing" collided with a vessel of a German company. In June 2005, the Company was sued by the German company, claiming US$10 million (equivalent to approximately Rmb78 million) in compensation for the losses arising from the accident. The Company has made provision as at 31 December 2006 for the estimated loss from the claim taking into consideration the amount that could be compensated by the insurance company.

(ii) In December 2005, one of the Company's oil tankers "Daqing 91" leaked fuel during its voyage. According to a settlement agreement among Ministry of Communication, the Company and local authorities such as Maritime Safety Administration of Shandong Province, the Company would assume responsibility of the accident. The Company has made provision for the estimated loss from the claims taking into consideration the amount that could be compensated by the insurance company.

37. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases certain of its vessels under operating lease arrangements, with leases negotiated for terms ranging from 1 to 12 years.

As at 31 December 2006, the Group had total future minimum lease rental receivables under non-cancellable operating leases falling due as follows:

	Group		Company	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Within one year	91,119	75,283	40,813	43,647
In the second to fifth years, inclusive	6,839	78,875	6,839	47,239
After five years	—	—	—	—
	97,958	154,158	47,652	90,886

The Company entered into several bare-boat charter party agreements with its jointly-controlled entities, whereby the Company has agreed to lease to its jointly-controlled entities. The charter commitment for these vessels is as follows:

	2006	2005
	Rmb'000	*Rmb'000*
As lessor:		
Within one year	4,875	5,000
In the second to fifth years, inclusive	—	4,875
	4,875	9,875

(b) As lessee

The Group entered into non-cancellable operating lease arrangements on vessels, vehicles and buildings. The leases are negotiated for terms ranging from one to six years.

As at 31 December 2006, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Within one year	103,103	221,680	278,673	188,999
In the second to fifth years, inclusive	1,802	120,909	671,925	89,273
After five years	—	—	852,277	—
	104,905	342,589	1,802,875	278,272

In addition, the Group's share of the jointly-controlled entities' total future minimum lease payments under non-cancellable operating leases is as follows:

	2006	2005
	Rmb'000	*Rmb'000*
Within one year	33,644	56,165
In the second to fifth years, inclusive	17,454	23,754
	51,098	79,919

38. COMMITMENTS

In addition to the operating lease commitments detailed in note 37(b) above, the Group and the Company had the following capital commitments at the balance sheet date:

	Group		Company	
	2006	2005	2006	2005
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Contracted, but not provided for:				
Construction of vessels	7,633,629	1,881,664	4,624,093	1,724,618
Purchases of vessels	1,230,479	—	1,142,450	—
	8,864,108	1,881,664	5,766,543	1,724,618
Authorised, but not contracted for:				
Renovation of vessels	—	31,200	—	31,200
Capital contributions payable to jointly-controlled entities	—	70,000	—	70,000
	8,864,108	1,982,864	5,766,543	1,825,818

In addition, the Group's share of the jointly-controlled entities' capital commitments at the balance sheet date was as follows:

	2006	2005
	Rmb'000	*Rmb'000*
Contracted, but not provided for:		
Construction of vessels	512,446	189,246
Purchases of vessels	952,375	67,991
Renovation of vessels	—	15,365
	1,464,821	272,602

39. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER HK GAAP AND PRC GAAP

The Group has prepared a separate set of financial statements for the year ended 31 December 2006 in accordance with accounting principles generally accepted in the PRC ("PRC GAAP"). The major differences between the financial statements prepared under PRC GAAP and those under HK GAAP are as follows:

	2006	2005
	Rmb'000	*Rmb'000*
Profit attributable to equity holders of the parent under HK GAAP	2,755,850	2,691,200
Adjustments for depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	4,943	23,023
Profit attributable to equity holders of the parent under PRC GAAP	2,760,793	2,714,223
Equity attributable to equity holders of the parent under HK GAAP	12,596,924	10,848,721
Adjustments for revaluation surplus, depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	(131,028)	(137,497)
Equity attributable to equity holders of the parent under PRC GAAP	12,465,896	10,711,224

40. RELATED PARTY TRANSACTIONS

In addition to the transactions and balances detailed elsewhere in these financial statements, business transactions between the Group and its holding company, fellow subsidiaries and jointly-controlled entities of the Group as well as related parties for the year ended 31 December 2006, which are also considered by the directors as related party transactions, are set out below:

(1) A services agreement dated 3 April 2001 between the Company and China Shipping became effective subsequent to an approval by the independent shareholders at an extraordinary general meeting held on 22 May 2001. Pursuant to the services agreement and a supplementary agreement entered into on 8 January 2004, China Shipping or its subsidiaries or jointly-controlled entities will provide to the Group the necessary supporting shipping materials and services for the ongoing operations of the Group, including the provision of dry-docking and repairs services,

lubricating oil, fresh water supplies, raw materials and bunker oil, as well as other services. The service agreement has been updated by a new agreement entered into between China Shipping (and its subsidiaries and jointly-controlled entities) and the Company on 31 October 2006 which became effective from 1 January 2007 and will last for a period of 3 years. The fees for the agreed supplies payable to China Shipping were determined with reference to, depending on applicability and availability, any one among the state price, market price or cost.

Further details of the principal amounts paid by the Group to China Shipping, its subsidiaries or jointly-controlled entities in respect of the services agreement for the year ended 31 December 2006 are set out below:

	Pricing basis	2006 Total value *Rmb'000*	2005 Total value *Rmb'000*
Dry-docking and repairs	State-fixed prices or market prices	279,921	343,325
Supply of lubricating oil, fresh water supplies, raw materials, bunker oil, mechanical and electrical engineering, ship stores and repairs and maintenance services for lifeboats	Market prices	1,596,164	1,332,408
Whitewashing and water treatment for vessels	State-fixed prices or market prices	10,033	11,436
Installation, repairs and maintenance of telecommunication and navigational services	State-fixed prices	31,562	23,740
Hiring of sea crew	Market prices	164,050	200,132
Accommodation, lodging and transportation for employees	Market prices	7,813	5,949
Medical services (for existing employees)	State-fixed prices	1,391	1,596
Miscellaneous management services	Market prices	46,970	41,789
Agency commissions	Market prices	71,896	64,866
Service fees on sale and purchase of vessels, accessories and other equipment	Market prices	1,245	3,530

In connection with the above transactions and for other operating purposes, the Group made prepayments or advances to subsidiaries and jointly-controlled entities of China Shipping from time to time.

(2) Save for the related party transactions outlined above, details of the Group's related party transactions with the holding company, fellow subsidiaries, jointly-controlled entities and related companies are as follows:

		2006	2005
	Notes	*Rmb'000*	*Rmb'000*
Vessel chartering charges paid	(a)	89,638	97,041
Agency commissions paid		897	880
Vessel chartering income received	(b)	(107,027)	(96,609)
Sale of vessels	(c)	(283,720)	(123,463)
Vessel management fees	(d)	(12,219)	(11,282)
Purchases of vessels	(e)	712,173	—

Notes:

(a) The Company has entered into the following agreements:

— A time charter party agreement on 22 December 2004 with one of its fellow subsidiaries, namely China Shipping (Hong Kong) Holdings Co., Ltd., whereby the Company has agreed to lease from this fellow subsidiary a vessel for a term of three years commencing 1 January 2005. The charter payment for this vessel for the year ended 31 December 2006 was Rmb55,965,000.

— A time charter party agreement on 22 December 2004 with one of its fellow subsidiaries, namely Shanghai Shipping Industrial Co., Ltd., whereby the Company has agreed to lease from this fellow subsidiary a vessel for a term of three years commencing 1 January 2005. The charter payment for this vessel for the year ended 31 December 2006 was Rmb27,777,000.

— A time charter party agreement with one of its fellow subsidiaries, namely Zhuhai Shipping Enterprise Co., Ltd., in the prior year, whereby the Company agreed to lease from this fellow subsidiary a vessel for a term commencing 1 January 2002 and ending on 9 September 2006, the scrap date of the vessel. The charter payment for this vessel for the year ended 31 December 2006 was Rmb5,896,000.

(b) The Company has entered into the following agreements:

— Together with one of its subsidiaries, namely China Shipping Development (Hong Kong) Marine Co., Limited ("China Shipping Hong Kong"), various bare-boat charter party agreements on 22 December 2004 with one of their fellow subsidiaries, namely China Shipping Container Lines Co., Ltd. ("CSC"), whereby the Company and China Shipping Hong Kong have agreed to lease to this fellow subsidiary four and five vessels for a term of three years commencing 1 January 2005. The chartering income for these vessels for the year ended 31 December 2006 was Rmb64,094,000.

— Various bare-boat charter party agreements in 1998 with one of its fellow subsidiaries, namely CSC, whereby the Company has agreed to lease to this fellow subsidiary three vessels for a term of 12 years commencing 4 September 1998, 18 September 1998 and 23 September 1998, respectively, for a total consideration of Rmb2,520,000 for the year ended 31 December 2006.

— A time charter party agreement with one of its jointly-controlled entities, namely Shanghai Times Shipping Co., Ltd. ("Times Shipping"), whereby Times Shipping has agreed to lease from the Company a vessel for a term of one year commencing 1 January 2006. Times Shipping has agreed to engage the Company's voyage charter service in the year. The charter income for this vessel for the year ended 31 December 2006 was Rmb30,048,000.

- A bare-boat charter party agreement with one of its jointly-controlled entities, namely Shanghai Friendship Marine Co., Ltd. ("Friendship"), whereby Friendship has agreed to lease from the Company a vessel for a term of two years commencing 21 December 2005. The charter income for this vessel for the year ended 31 December 2006 was Rmb5,000,000.

- A bare-boat charter party agreement in year 2002 with one of its fellow subsidiaries, namely Shanghai Puhai Marine Co., Ltd., whereby the Company has agreed to lease to this fellow subsidiary a vessel for a term commencing 1 January 2002 and ending on the scrap date of the vessel. The chartering income for this vessel for the year ended 31 December 2006 was Rmb1,200,000.

- Some voyage charter party agreements with New Century, whereby New Century has agreed to engage the Company's voyage charter services in year 2006. The charter income for these voyage charter services for the year ended 31 December 2006 was Rmb1,998,000.

- Some voyage charter party agreements with Times Shipping, whereby Times Shipping has agreed to engage the Company voyage charter services in year 2006. The charter income for these voyage charter services for the year ended 31 December 2006 was Rmb2,167,000.

(c) The Company and one of its fellow subsidiaries, namely Yuzhou Ship Dismantling Company Limited, entered into a sale and purchase agreement on 21 April 2006, whereby the Company has agreed to sell and the fellow subsidiary has agreed to purchase the oil tanker named "Daqing 232", and thereafter to dismantle it for scrap metal. The consideration for the sale of this vessel was Rmb10,245,000 as determined based on the market price of scrap metal.

On 11 December 2006, China Shipping Hong Kong, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with one of its fellow subsidiaries, namely China Shipping Haisheng (Hong Kong) Co., Ltd. Pursuant to this agreement, China Shipping Hong Kong has agreed to sell 4 oil tankers to China Shipping Haisheng HK for a total consideration of Rmb240,800,000 as determined by reference to the asset valuation report of the oil tankers dated 21 September 2006 issued by an independent and qualified PRC valuer.

The Company and one of its fellow subsidiaries, namely Digang Dili Material Recovery Company (Dili Recovery Company), entered into two sale and purchase agreements on 15 January 2006 and 28 December 2006, respectively, whereby the Company has agreed to sell and Dili Recovery Company has agreed to purchase two oil tankers, and thereafter to dismantle them for scrap metal. The consideration for the sale of these vessels was respectively Rmb15,388,000 and Rmb17,287,000, respectively, as determined based on the market price of scrap metal.

(d) On 27 May 1998, the Company entered into two cargo vessel management agreements with Dalian Shipping (Group) Company ("Dalian Shipping") and Guangzhou Maritime Transport (Group) Company Limited ("Guangzhou Maritime") for the management of their 15 and 57 cargo vessels (the "Cargo Vessels"), respectively. Each of the cargo vessel management agreements contains an option exercisable by the Company at any time prior to the expiration thereof to acquire any of the Cargo Vessels, and under which the Company has a right of first refusal in respect of any proposed sale of the Cargo Vessels. In the event that Dalian Shipping or Guangzhou Maritime ceases to own any of the Cargo Vessels, the management fees shall be reduced accordingly by the percentage represented by the tonnage of the vessels disposed of to the total tonnage of the Cargo Vessels.

On 22 June 2005, the Company entered into two supplementary agreements with Guangzhou Maritime and Dalian Shipping, respectively. According to these agreements, Guangzhou Maritime should pay the Company Rmb10,136,000 (2005: Rmb9,199,000) for the management of its cargo vessels during the year ended 31 December 2006, while Dalian Shipping should pay Rmb2,083,000 (2005: Rmb2,083,000) for similar services in the same year.

(e) On 31 October 2006, the Company exercised the option mentioned in note (d) above by entering into an acquisition agreement with China Shipping to acquire 42 cargo vessels for a total consideration of Rmb2. 47 billion. Nine vessels had been delivered to the Company as at 31 December 2006 according to the acquisition agreement. The remaining 33 vessels were delivered to the Company in January and March 2007.

(f) Pursuant to a board resolution passed on 19 October 2006, the Company acquired the 50% equity interest in Times Shipping held by Hainan Haixiang for a consideration of Rmb411,839,000. After the transaction, Hainan Haixiang was liquidated on 31 December 2006.

(g) Pursuant to a board resolution passed on 24 November 2006, the Company made an additional capital injection of Rmb350 million to Times Shipping.

(h) Pursuant to two bare-boat charter party agreements both dated 20 October 1994, Shanghai Shipping (Group) Company ("Shanghai Shipping", formerly the Company's holding company and now a fellow subsidiary) agreed to charter two vessels to the Company from their respective dates of delivery to the Company until full repayment of the principal and interest of the related loans borrowed by Shanghai Shipping to purchase the vessels and under which, on due completion of the charters, the vessels will become the Company's property. The vessels were delivered to the Company on 1 January 1996. The principal amounts to be paid each year until 2007 total approximately DM7.6 million. With the currency reform in Europe starting from 1 January 2002, the principal amounts re-denominated to Euro amount to approximately EURO3.9 million.

(i) Pursuant to the share transfer agreement entered into between the Company and China Shipping on 9 September 2002, the Company transferred its 25% equity interest in CSC to China Shipping for a consideration of Rmb1. The Company is entitled to an option to buy back from China Shipping all or part of the interest in CSC disposed of on terms and for considerations to be agreed between the two parties ("the Option"). It was resolved in the board meeting of the Company on 8 January 2004 that the Company would not exercise the option within three years from the date when CSC was converted into a joint stock limited company, which was on 3 March 2004.

(3) Outstanding balances with related parties:

Details of the Group's current account balances with its fellow subsidiaries as at the balance sheet date are disclosed in notes 20, 21, 23 and 24 to the financial statements.

(4) Compensation of key management personnel of the Group:

	2006	2005
	Rmb'000	*Rmb'000*
Fees	180	180
Other emoluments:		
Salaries, allowances and benefits in kind	2,852	3,570
Pension scheme contributions	122	96
	3,154	3,846

Details of directors' and supervisor's emoluments are included in note 8 to the financial statements.

Except for the vessel chartering transactions with certain jointly-controlled entities of the Group, namely New Century, Times Shipping and Friendship, as disclosed with asterisks in paragraph (2)(b) above, and the capital injection to Times Shipping as disclosed in paragraph (2)(g) above, the above related party transactions as disclosed in paragraphs (1) and (2) also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

December 2006, after taking into account the effect of the interest rate swaps, all of the Group's interest-bearing borrowings bore interest at fixed rates.

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, finance leases, and cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, principally including interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

It is, and has been, throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with a floating interest rate.

The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group's policy is to maintain all its interest-bearing borrowings at fixed interest rates. To manage this in a cost-effective manner, the Group enters into interest rate swaps, whereby the Group agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units' functional currency. Approximately 41.4% (2005: 39.7%) of the Group's revenue is denominated in currencies other than the functional currency of the operating units earning the revenue, whilst almost 76.9% (2005: 77.9%) of costs are denominated in the unit's functional currency.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise the effectiveness of the hedges.

The Group entered into swap arrangements for borrowings denominated in foreign currencies other than USD.

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which comprise cash and cash equivalents, available-for-sale financial assets and certain derivative instruments and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and finance leases.

42. POST BALANCE SHEET EVENT

(a) On 5 March 2007, a bank loan of Rmb720,000,000 included in the current portion of bank and other borrowing has been replaced by a long-term loan offered by the bank.

(b) During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

43. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 29 March 2007.

C. UNAUDITED CONDENSED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2007

The following information has been extracted from the published unaudited condensed financial statements of the Group for the six months ended 30 June 2007. Capitalized terms used in this sub-section have the same meanings as defined in the published unaudited condensed financial statements of the Group for the six months ended 30 June 2007. The reference to page numbers in this sub-section refers to page numbers of the published unaudited condensed financial statements of the Group for the six months ended 30 June 2007.

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

Items	Notes	For the six months ended 30 June 2007 *(Unaudited)* *Rmb'000*	 2006 *(Unaudited)* *Rmb'000* *(Restated)*
Revenue	2	5,527,476	4,336,356
Operating costs		(3,073,730)	(2,792,991)
Gross profit		2,453,746	1,543,365
Other income and gains	3	257,494	111,488
Selling and distribution costs		(16,598)	(13,979)
Administrative expenses		(92,700)	(90,193)
Other expenses		(18,486)	(24,819)
Finance costs	5	(96,924)	(50,858)
Share of profits of jointly-controlled entities		91,520	25,092
PROFIT BEFORE TAX	4	2,578,052	1,500,096
Tax	6	(374,440)	(204,681)
PROFIT FOR THE PERIOD		2,203,612	1,295,415
Attributable to:			
Equity holders of the parent		2,203,612	1,293,741
Minority interests		—	1,674
PROFIT FOR THE PERIOD		2,203,612	1,295,415
EARNINGS PER SHARE	7	66.25 cents	38.90 cents
DIVIDEND PER SHARE	8	—	—

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent													
	Issued share capital Rmb'000	Share premium account Rmb'000	Revaluation reserve Rmb'000	Statutory surplus reserve Rmb'000	Statutory public welfare fund Rmb'000	General surplus reserve Rmb'000	Hedging reserve Rmb'000 (Note 11)	Available-for-sale investment revaluation reserve Rmb'000	Exchange fluctuation reserve Rmb'000	Retained profits Rmb'000	Proposed final dividend Rmb'000	Total Rmb'000	Minority interests Rmb'000	Total equity Rmb'000
Balance at 1 January 2006	3,326,000	2,037,884	176,979	764,776	661,170	93,158	—	—	(4,136)	2,795,090	997,800	10,848,721	24,969	10,873,690
Net profit for the period	—	—	—	—	—	—	—	—	—	1,293,741	—	1,293,741	1,674	1,295,415
Net loss on cash flow hedges	—	—	—	—	—	—	(20,237)	—	—	—	—	(20,237)	—	(20,237)
Exchange realignment	—	—	—	—	—	—	—	—	(2,676)	—	—	(2,676)	—	(2,676)
Release on disposal of item of property, plant and equipment	—	—	(1,950)	—	—	—	—	—	—	1,950	—	—	—	—
Reclassification	—	—	—	661,170	(661,170)	—	—	—	—	—	—	—	—	—
Payment of final dividend	—	—	—	—	—	—	—	—	—	—	(997,800)	(997,800)	—	(997,800)
Balance at 30 June 2006 (unaudited)	3,326,000	2,037,884	175,029	1,425,946	—	93,158	(20,237)	—	(6,812)	4,090,781	—	11,121,749	26,643	11,148,392

	Attributable to equity holders of the parent													
	Issued share capital	Share premium account	Revaluation reserve	Statutory surplus reserve	Statutory public welfare fund	General surplus reserve	Hedging reserve	Available-for-sale investment revaluation reserve	Exchange fluctuation reserve	Retained profits	Proposed final dividend	Total	Minority interests	Total equity
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000* *(Note 11)*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Balance at 1 January 2007	3,326,000	2,037,884	168,829	1,675,926	—	93,158	861	182	(15,026)	4,311,310	997,800	12,596,924	—	12,596,924
Net profit for the period	—	—	—	—	—	—	—	—	—	2,203,612	—	2,203,612	—	2,203,612
Net loss on cash flow hedges	—	—	—	—	—	—	(5,745)	—	—	—	—	(5,745)	—	(5,745)
Exchange realignment	—	—	—	—	—	—	—	—	(13,116)	—	—	(13,116)	—	(13,116)
Release on disposal of items of property, plant and equipment	—	—	(6,693)	—	—	—	—	—	—	6,693	—	—	—	—
Release on selling of available-for-sale investment	—	—	—	—	—	—	—	(182)	—	—	—	(182)	—	(182)
Payment of final dividend	—	—	—	—	—	—	—	—	—	—	(997,800)	(997,800)	—	(997,800)
Balance at 30 June 2007 (unaudited)	3,326,000	2,037,884	162,136	1,675,926	—	93,158	(4,884)	—	(28,142)	6,521,615	—	13,783,693	—	13,783,693

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2007 (Unaudited) Rmb'000	31 December 2006 (Audited) Rmb'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	9	16,390,913	14,192,004
Interest in jointly-controlled entities		998,689	907,169
Available-for-sale equity investment		4,000	4,578
Deferred staff expenditure		38,941	45,333
Deferred tax assets		6,824	20,090
		17,439,367	15,169,174
CURRENT ASSETS			
Bunker oil inventories		248,331	192,573
Trade and bills receivables	10	519,458	394,273
Prepayments, deposits and other receivables		278,389	614,019
Equity investments at fair value through profit or loss		219,400	159,000
Derivative financial instruments	11	—	1,044
Cash and cash equivalents		919,772	474,373
		2,185,350	1,835,282
CURRENT LIABILITIES			
Trade payables	12	385,708	215,762
Tax payable		56,733	52,293
Other payables and accruals		1,387,893	863,166
Proposed dividend payable		473,550	—
Derivative financial instruments	11	5,849	—
Current portion of interest-bearing bank and other borrowings, and finance lease payables		263,305	1,475,487
		2,573,038	2,606,708
NET CURRENT LIABILITIES		(387,688)	(771,426)
TOTAL ASSETS LESS CURRENT LIABILITIES		17,051,679	14,397,748

	Notes	30 June 2007 (Unaudited) Rmb'000	31 December 2006 (Audited) Rmb'000 (Restated)
NON-CURRENT LIABILITIES			
Deferred tax liabilities		138,161	80,082
Deferred income		26,424	14,957
Interest-bearing bank borrowings		3,103,401	1,705,785
		13,783,693	12,596,924
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital		3,326,000	3,326,000
Reserves		10,457,693	8,273,124
Proposed final dividend		—	997,800
		13,783,693	12,596,924

Li Shaode
Director

Mao Shijia
Director

INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	*(Unaudited)*
	Rmb'000	*Rmb'000*
		(Restated)
NET CASH INFLOW FROM OPERATING ACTIVITIES	2,694,043	1,471,039
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(1,803,313)	(2,052,802)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES	(432,216)	(135,921)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	458,514	(717,684)
Cash and cash equivalents at beginning of the period	474,373	1,093,808
Effect of foreign exchange rate changes, net	(13,115)	(2,676)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	919,772	373,448
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	783,786	344,628
Time deposits with original maturity of less than three months when acquired	135,986	28,820
	919,772	373,448

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies and basis of preparation adopted in the preparation of the interim condensed consolidated financial statements are the same as those used in the annual financial statements for the year ended 31 December 2006, except in relation to the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) that affect the Group and are adopted for the first time for the current period's financial statements, the change in accounting estimate on residual values of vessels and the change in accounting method for investments in jointly-controlled entities:

HKAS 1 Amendment	Capital Disclosures
HKFRS7	Financial Instruments: Disclosures
HK(IFRIC) - Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economics*
HK(IFRIC) - Int 8	Scope of HKFRS 2
HK(IFRIC) - Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) - Int 10	Interim Financial Reporting and Impairment

The adoption of these new and revised HKFRSs, HKASs and Interpretations has had no material impact on the Group's results of operations or financial position.

Depreciation of vessels

During the period ended 30 June 2007 (the "Period"), the residual values of fixed assets were reassessed, and accordingly, depreciation charge of fixed assets for the Period has been calculated based on the revised estimated residual values. This represented a change in accounting estimate, and the depreciation charge for the Period has been reduced by RMB117,066,000.

Interest in jointly-controlled entities

With effect from 1 January 2007, the Group has determined to change the accounting policy for investments in jointly-controlled entities from the proportionate consolidation method to equity method. Such change in accounting policy was accounted for retrospectively. However, such treatment had no impact on the Group's net profit for the Period and the net assets as of 30 June 2007.

2. REVENUE

During the Period, the Group was involved in the following principal activities:

(a) investment holding; and

(b) oil and cargo shipment along the PRC coast and international shipment.

There is no major seasonality for the Group's turnover. An analysis of the Group's turnover and contribution to profit from operating activities by principal activity and geographical area of operations for the Period is as follows:

	For the six months ended 30 June			
	2007 (Unaudited)		2006 (Unaudited)	
	Revenue	Contribution	Revenue	Contribution
	Rmb'000	Rmb'000	Rmb'000 (Restated)	Rmb'000 (Restated)
By activity:				
Oil shipment				
Coal shipment	2,349,436	802,370	2,569,063	902,952
Other dry bulk shipment	2,454,571	1,244,716	1,328,527	457,085
	723,469	406,660	438,766	183,328
	5,527,476	2,453,746	4,336,356	1,543,365
Other income and gains		257,494		111,488
Selling and distribution costs		(16,598)		(13,979)
Administrative expenses		(92,700)		(90,193)
Other expenses		(18,486)		(24,819)
Finance costs		(96,924)		(50,858)
Share of profits of jointly-controlled entities		91,520		25,092
Profit before tax		2,578,052		1,500,096

	For the six months ended 30 June			
	2007 (Unaudited)		2006 (Unaudited)	
	Revenue	Contribution	Revenue	Contribution
	Rmb'000	Rmb'000	Rmb'000 (Restated)	Rmb'000 (Restated)
By geographical area:				
Domestic	3,527,980	1,601,683	2,424,911	733,265
International	1,999,496	852,063	1,911,445	810,100
	5,527,476	2,453,746	4,336,356	1,543,365
Other income and gains		257,494		111,488
Selling and distribution costs		(16,598)		(13,979)
Administrative expenses		(92,700)		(90,193)
Other expenses		(18,486)		(24,819)
Finance costs		(96,924)		(50,858)
Share of profits of jointly-controlled entities		91,520		25,092
Profit before tax		2,578,052		1,500,096

3. OTHER INCOME AND GAINS

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	*(Unaudited)*
	Rmb'000	*Rmb'000*
		(Restated)
Gain on disposal of property, plant and equipment	185,337	54,719
Fair value gains on equity investments at fair value through profit or loss	60,400	—
Interest income	13,936	12,532
Rental income from leased vessels	35,277	37,517
Service income from vessel management	1,800	7,860
Exchange losses, net	(45,054)	(8,835)
Others	5,798	7,695
Total	257,494	111,488

4. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging:

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	*(Unaudited)*
	Rmb'000	*Rmb'000*
		(Restated)
Cost of shipping services rendered:		
Bunker oil inventories consumed and port fees	1,671,157	1,472,862
Depreciation	446,842	467,485
Operating lease rentals:		
Land and buildings	11,805	10,992
Vessels	91,728	86,656
	103,533	97,648
Staff costs	378,228	353,507

5. FINANCE COSTS

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	*(Unaudited)*
	Rmb'000	*Rmb'000*
		(Restated)
Total interest	123,008	50,858
Less: Interest capitalised	26,084	—
Interest expenses	96,924	50,858

6. TAX

Pursuant to a directive 1998 (250) jointly issued by the Shanghai State Tax Bureau and Shanghai Bureau of Finance on 8 October 1998, the Company is entitled to a preferential income tax rate of 15% effective from 1 January 1998. Accordingly, PRC income has been provided at the rate of 15% (six months ended 30 June 2006: 15%) on the estimated assessable profits for the Period.

No Hong Kong profits tax has been provided as no assessable profit was earned in or derived from Hong Kong during the Period (six months ended 30 June 2006: No assessable profit was earned). Taxes on profits assessable elsewhere, if applicable, have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	**(Unaudited)**
	Rmb'000	*Rmb'000*
		(Restated)
Group:		
Hong Kong	—	—
PRC	374,440	204,681
Tax charge for the Period	374,440	204,681

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and jointly-controlled entities are domiciled to the tax expense at the effective tax rates is as follows:

	For the six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	Rmb'000	*Rmb'000*
		(Restated)
Accounting profit before tax	2,578,052	1,500,096
Profit attributable to jointly-controlled entities	(91,520)	(25,092)
	2,486,532	1,475,004
Tax at the applicable tax rate of 15% (2006: 15%)	372,980	221,250
Tax effect of net income that is not taxable in determining taxable profit	1,460	(16,569)
Tax charge at the Group's effective rate	374,440	204,681

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

The share of tax attributable to jointly-controlled entities amounting to RMB17,406,000 (six months ended 30 June 2006: RMB8,894,000) is included in "Share of profits of jointly-controlled entities" on the face of the interim condensed consolidated income statement.

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent for the Period of RMB2,203,612,000 (six months ended 30 June 2006: RMB1,293,741,000) and the number of shares of 3,326,000,000 (six months ended 30 June 2006: 3,326,000,000) in issue during the Period.

Diluted earnings per share for the six-month periods ended 30 June 2006 and 2007 have not been presented as no diluting events existed during these periods.

8. DIVIDEND PER SHARE

The directors do not recommend the payment of interim dividend (six months ended 30 June 2006: Nil).

9. PROPERTY, PLANT AND EQUIPMENT

During the Period, the construction of an oil tanker at a total cost of RMB291,848,000 (six months ended 30 June 2006: three oil tankers at a total cost of RMB691,603,000) was completed and this vessel has been put into operation. Meanwhile, 33 second-hand cargo vessels at a total cost of RMB1,757,827,000 were purchased from three fellow subsidiaries (six months ended 30 June 2006: an oil tanker at a cost of RMB859,342,000).

During the Period, seven oil tankers with net book value of RMB13,517,000 in aggregate, three cargo vessels with net book value of RMB125,950,000 and a container vessel with net book value of RMB 8,076,000 were disposed of to third parties, and a cargo vessel with net book value of RMB64,240,000 was disposed of to a jointly-controlled entity.

During the six months ended 30 June 2006, two oil tankers with net book value of RMB1,353,000 in aggregate and a cargo vessel with net book value of RMB 753,000 were disposed of to third parties, and two oil tankers with net book value of RMB1,450,000 in aggregate were disposed of to fellow subsidiaries.

10. TRADE AND BILLS RECEIVABLES

	30 June 2007		31 December 2006	
	Balance	**Percentage**	**Balance**	**Percentage**
	(Unaudited)	*(Unaudited)*	*(Audited)*	*(Audited)*
	Rmb'000		*Rmb'000*	
			(Restated)	*(Restated)*
Within one year	520,367	98	395,171	98
One to two years	—	—	—	—
Beyond two years	9,340	2	9,340	2
	529,707	100	404,511	100
Provision for doubtful debts	(10,249)		(10,238)	
Trade and bills receivables, net	519,458		394,273	

The Group normally allows a credit period of 30 days to its major customers.

11. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2007	
	Contract/ notional amount	**Fair Values Liabilities**
	Rmb'000	*Rmb'000*
Cross currency swap agreements	891,233	5,849

The carrying amounts of forward currency contracts are the same as their fair values.

Cash flow hedges

As at 30 June 2007, the Group held two cross currency swap agreements designated as hedges in respect of expected future JPY bank loans which the Group has firm commitments.

The terms of the cross currency swap agreements have been negotiated to match the terms of the commitments. The cash flow hedges of the expected future JPY bank loans were assessed to be highly effective.

12. TRADE PAYABLES

	30 June 2007		31 December 2006	
	Balance *(Unaudited)* *Rmb'000*	**Percentage** *(Unaudited)*	**Balance** *(Audited)* *Rmb'000* *(Restated)*	**Percentage** *(Audited)* *(Restated)*
Within one year	383,835	99	214,614	99
One to two years	1,873	1	869	1
Beyond two years	—	—	279	—
	385,708	100	215,762	100

13. CONTINGENT LIABILITIES

In December 2005, one of the Company's oil tankers "Daqing 91" leaked fuel during its voyage. According to a settlement agreement among Ministry of Communication, the Company and local authorities such as Maritime Safety Administration of Shandong Province, the Company would assume responsibility of the accident. The Company has made provision for the estimated loss from the claims taking into consideration the amount that could be compensated by the insurance company.

14. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its vessels under operating lease arrangements, with leases negotiated for terms ranging from one to twelve years.

As at 30 June 2007, the Group had total future minimum lease rental receivables under non-cancellable operating leases falling due as follows:

	30 June 2007	31 December 2006
	(Unaudited) *Rmb'000*	*(Audited)* *Rmb'000*
Within one year	31,486	71,549
In the second to fifth years, inclusive	—	6,839
After five years	—	—
	31,486	78,388

(b) As lessee

The Group entered into non-cancellable operating lease arrangements on vessels, vehicles and buildings. The leases are negotiated for terms ranging from six months to five years.

As at 30 June 2007, the Group had total future minimum lease rental payables under non-cancellable operating leases falling due as follows:

	30 June 2007	31 December 2006
	(Unaudited)	*(Audited)*
	Rmb'000	*Rmb'000*
Within one year	69,087	103,103
In the second to fifth years, inclusive	14,453	1,802
	83,540	104,905

15. COMMITMENTS

In addition to the operating lease commitments detailed in note 14(b) above, the Group had the following capital commitments at the balance sheet date:

	30 June 2007	31 December 2006
	(Unaudited)	*(Audited)*
	Rmb'000	*Rmb'000*
Contracted, but not provided for:		
Construction of vessels	15,360,364	7,633,629
Renovation of vessels	—	1,230,479
	15,360,364	8,864,108
Authorized, but not contracted for:		
Renovation of vessels	15,300	—
	15,375,664	8,864,108

16. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG ("HK GAAP") AND PRC ACCOUNTING STANDARDS

The Group has prepared a separate set of financial statements for the Period in accordance with PRC accounting standards. The major differences between the financial statements prepared under PRC accounting standards and HK GAAP are set out as follows:

	For the six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	Rmb'000	*Rmb'000*
Net profit attributable to equity holders of the parent prepared under HK GAAP	2,203,612	1,293,741
Adjustments for depreciation, gain on disposal of vessels and deferred staff expenditures, etc.	23,185	4,876
Net profit attributable to equity holders of the parent prepared under PRC accounting standards	2,226,797	1,298,617

	30 June 2007	31 December 2006
	(Unaudited)	*(Audited)*
	Rmb'000	*Rmb'000*
Equity attributable to equity holder of the parent prepared under HK GAAP	13,783,693	12,596,924
Adjustments for revaluation surplus, depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	(68,287)	(131,028)
Equity attributable to equity holder of the parent prepared under PRC accounting standards	13,715,406	12,465,896

17. THE ULTIMATE HOLDING COMPANY

In the opinion of the directors, the ultimate holding company of the Company is China Shipping (Group) Company ("China Shipping"), a state-owned enterprise established in the PRC.

18. RELATED PARTY TRANSACTIONS

In addition to the transactions and balances detailed elsewhere in these financial statements, business transactions between the Group and its holding company, fellow subsidiaries, jointly-controlled entities as well as related parties for the Period are set out as below:

(1) A services agreement dated 3 April 2001 between the Company and China Shipping became effective subsequent to an approval by the independent shareholders at an extraordinary general meeting held on 22 May 2001. Pursuant to the services agreement and a supplementary agreement entered into on 8 January 2004, China Shipping or its subsidiaries or jointly-controlled entities will provide to the Group the necessary supporting shipping materials and services for the ongoing operations of the Group, including the provision of dry-docking and repairs services, lubricating oil, fresh water supplies, raw materials and bunker oil, as well as other services. The service agreement

has been updated by a new agreement entered into between China Shipping (and its subsidiaries and jointly-controlled entities) and the Company on 31 October 2006 which became effective from 1 January 2007 and will last for a period of 3 years. The fees for the agreed supplies payable to China Shipping were determined with reference to, depending on applicability and availability, any one among the state price, market price or cost.

Further details of the principal amounts paid by the Group to China Shipping, its subsidiaries or jointly-controlled entities in respect of the services agreement for the period ended 30 June 2007 are set out below:

		For the six months ended 30 June	
		2007	**2006**
	Pricing basis	**Total value**	**Total value**
		(Unaudited)	*(Unaudited)*
		Rmb'000	*Rmb'000*
Dry-docking and repairs	State-fixed prices or market prices	103,938	131,064
Supply of lubricating oil, fresh water supplies, raw materials, bunker oil, mechanical and electrical engineering, ship stores and repairs and maintenance services for life boats	Market prices	1,004,960	803,127
White washing and oily water treatment for vessels	State-fixed prices or market prices	5,758	5,122
Installation, repairs and maintenance of telecommunication and navigational services	State-fixed prices	12,624	11,565
Hiring of sea crew	Market prices	141,203	97,245
Accommodation, lodging and transportation for employees	Market prices	298	414
Medical services (for existing employees)	State-fixed prices	643	651
Miscellaneous management services	Market prices	22,142	20,828
Agency commissions	Market prices	38,713	31,500
Service fees on sale and purchase of vessels, accessories and other equipment	Market prices	4,491	1,640

In connection with the above transactions and for other operating purposes, the Group made prepayments/advances to subsidiaries and jointly-controlled entities of China Shipping from time to time.

(2) Save for the connected transactions outlined above, details of other connected transactions with the holding company, fellow subsidiaries, jointly-controlled entities and related companies are as follows:

		For the six months ended 30 June	
		2007	**2006**
		(Unaudited)	*(Unaudited)*
	Notes	*Rmb'000*	*Rmb'000*
Vessel chartering charges paid	(a)	40,022	45,674
Agency commissions paid		374	431
Vessel chartering income received	(b)	(43,347)	(54,102)
Vessel management fees	(c)	(1,800)	(5,641)
Sale of vessels	(d)	(99,654)	(25,633)
Interest paid	(e)	35,099	—

Notes:

(a) The Group has entered into the following agreements:

- a time charter party agreement on 22 December 2004 with one of its fellow subsidiaries, namely China Shipping (Hong Kong) Holdings Co., Ltd., whereby the Company has agreed to lease from this fellow subsidiary a vessel for a term of three years commencing 1 January 2005. The charter payment for this vessel for the Period was RMB26,720,000.

- a time charter party agreement on 22 December 2004 with one of its fellow subsidiaries, namely Shanghai Shipping Industrial Co., Ltd., whereby the Company has agreed to lease from this fellow subsidiary a vessel for a term of three years commencing 1 January 2005. The charter payment for this vessel for the Period was RMB13,302,000.

(b) The Company has entered into the following agreements:

- together with one of its subsidiaries, namely China Shipping Development (Hong Kong) Marine Co., Limited ("China Shipping Hong Kong"), various bare-boat charter party agreements on 22 December 2004 with one of their fellow subsidiaries, namely China Shipping Container Liners Co., Ltd. ("CSC"), whereby the Company and China Shipping Hong Kong have agreed to lease to this fellow subsidiary four and five vessels for a term of three years commencing 1 January 2005, respectively. The chartering income for these vessels for the Period was RMB30,544,000.

- various bare-boat charter party agreements in year 1998 with one of its fellow subsidiaries, namely CSC, whereby the Company has agreed to lease to this fellow subsidiary three vessels for a term of 12 years commencing 4 September 1998, 18 September 1998 and 23 September 1998, respectively, with a total consideration of RMB1,260,000.

- a time charter party agreement with one of its jointly-controlled entities, namely Shanghai Times Shipping Co., Ltd. ("Times Shipping"), whereby Times Shipping has agreed to lease from the Company a vessel for a term of three year commencing 13 January 2004. The charter payment for this vessel for the Period was RMB394,000.

- a bare-boat charter party agreement with one of its jointly-controlled entities, namely Shanghai Friendship Marine Co., Ltd. ("Friendship"), whereby Friendship has agreed to lease from the Company a vessel for a term of two years commencing 21 December 2005. The charter payment for this vessel for the Period was RMB2,500,000.

- Apart from the above, the Company entered into some voyage charter party agreements with Times Shipping, whereby Times Shipping has agreed to engage from the Company voyage charter services in the Period. The charter income for these voyage charter services for the Period was RMB8,649,000.

(c) Management of cargo vessels

On 27 May 1998, the Company entered into two cargo vessel management agreements with Dalian Shipping (Group) Company ("Dalian Shipping") and Guangzhou Maritime Transport (Group) Company Limited ("Guangzhou Maritime") for the management of their 15 and 57 cargo vessels (the "Cargo Vessels"), respectively. Each of the cargo vessel management agreements contains an option exercisable by the Company at any time prior to the expiration thereof to acquire any of the Cargo Vessels, and under which the Company has a right of first refusal in respect of any proposed sale of the Cargo Vessels. In the event that Dalian Shipping or Guangzhou Maritime ceases to own any of the Cargo Vessels, the management fees shall be reduced accordingly by the percentage represented by the tonnage of the vessels disposed of to the total tonnage of the Cargo Vessels.

On 1 January 2007, the Company entered into two agreements with Guangzhou Maritime and Guangzhou Pacific Ocean Shipping Company Limited ("Guangzhou Pacific"), respectively. According to these agreements, Guangzhou Maritime and Guangzhou Pacific should pay the Company RMB1,350,000 and RMB450,000, respectively, for the management of their cargo vessels during the Period.

(d) The Group and Times Shipping, entered into a sale and purchase agreement on 30 March 2007, whereby the Group agreed to sell and Times Shipping agreed to purchase a cargo vessel. The consideration for the sale of this vessel was RMB99,654,000 as determined based on negotiations with reference to the market price.

(e) The interests are paid for the balances due to fellow subsidiaries with a total amount of RMB893,711,000 as at 30 June 2007 which are interest-bearing at a rate of 5.022%.

(f) On 31 October 2006, the Company exercised the option mentioned in note (c) above by entering into an acquisition agreement with China Shipping to acquire 42 cargo vessels for a total consideration of RMB2.47 billion. Nine vessels had been delivered to the Company as at 31 December 2006 according to the acquisition agreement. The remaining 33 vessels (with a total purchase consideration of RMB1,757,827,000) were delivered to the Company in January and March 2007.

Apart from the above, the Company has entered into the following agreements:

On 16 February 2007, China Shipping Hong Kong entered into an agreement with its fellow subsidiaries, namely China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd., for the constructions of two tankers each of 46,000 dead weight tons. The total consideration for the construction of the tankers is approximately USD87,000,000.

On 29 March 2007, the Company entered into an agreement with China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd., for the construction of twelve bulk carriers each of 57,300 dead weight tons. The total consideration of the construction of the bulk carriers is approximately RMB3,274,200,000.

On 12 April 2007, China Shipping Hong Kong entered into an agreement with China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd. for the construction of two tankers each of 46,500 dead weight tons. The total consideration for the construction of the tankers is approximately USD92,400,000.

(g) Pursuant to two bare-boat charter-party agreements both dated 20 October 1994, Shanghai Shipping (Group) Company ("Shanghai Shipping", formerly the holding company and now a fellow subsidiary of the Company) agreed to charter two vessels to the Company from their respective dates of delivery to the Company until full repayment of the principal and interest of the related loans borrowed by Shanghai Shipping to purchase the vessels and under which, on due completion of the charters, the vessels will become the Company's property. The vessels were delivered to the Company on 1 January 1996. The principal amounts to be paid each year until 2007 amount to approximately DM7.6 million. With the currency reform in Europe starting from 1 January 2002, the principal amounts re-denominated to EURO are approximately EURO 3.9 million.

(h) Pursuant to the share transfer agreement entered into between the Company and China Shipping on 9 September 2002, the Company transferred its 25% equity interest in CSC to China Shipping at a consideration of RMB1. The Company is entitled to an option to buy back from China Shipping all or part of the disposed interests in CSC at terms and consideration to be agreed between the two parties ("the Option"). It was resolved in a board meeting of the Company on 8 January 2004 that the Company would not exercise the Option within three years from the date when CSC was converted into a joint stock limited company, which was on 3 March 2004.

19. POST BALANCE SHEET EVENTS

On 2 July 2007, the Company issued convertible bonds in the principal amount of RMB2 billion with face value in integral principal amounts of RMB100 each with 10 convertible bonds forming one board lot.

20. APPROVAL OF INTERIM FINANCIAL REPORT

These interim condensed consolidated financial statements were approved and authorized for issue by the board of directors on 14 August 2007.

D. WORKING CAPITAL

Taking into account the financial resources available to the Group, including internally generated funds and the available banking facilities, the Directors of the Company are of the opinion that the Group has sufficient working capital for its requirement for at least 12 months from the date of this circular.

E. INDEBTEDNESS

Borrowings

At the close of business on 30 September 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately RMB3,280 million, comprising bank borrowings of approximately RMB1,145 million secured by mortgages, bank borrowings of approximately RMB112 million guaranteed by China Shipping (Group) Co., Ltd., unsecured bank borrowings of approximately RMB2,023 million. The secured bank borrowings of RMB1,145 million were repayable within 1 to 10 years and were secured by mortgage of 6 vessels with an aggregate carrying value of approximately RMB1,530 million.

Disclaimer

Save as aforesaid and apart from intra-group liabilities and normal trade payables, the Group did not have any loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities issued and outstanding, and authorized or otherwise created but unissued and term loans or other borrowings, indebtedness in the nature of borrowings, liabilities under acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments, which are either guaranteed, unguaranteed, secured or unsecured, guarantees or other material contingent liabilities outstanding at the close of business on 30 September 2007.

F. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited consolidated accounts of the Group were made up.

G. MANAGEMENT DISCUSSION AND ANALYSIS ON FINANCIAL POSITION

Segmental information

Oil shipment

Oil shipment is one of the Group's principle operations. In the first half of 2007, facing with the changes in the international and domestic oil shipping markets, the Group carefully organised the shipment and production, and made efforts in conducting safety management and cost control. In the first half of 2007, the Group achieved a shipping volume of approximately 49.17 billion tonne-nautical miles of oil shipment, representing an increase of 8.2% as compared with the same period in 2006, and revenue achieved was approximately RMB2,349 million, representing a decrease of 8.5% as compared with the same period in 2006.

For shipment of domestic trade oil, the Group has achieved a shipping volume of approximately 8.52 billion tonne-nautical miles of domestic trade oil shipment, representing a decrease of 18% as compared with the same period in 2006, and revenue achieved was approximately RMB1,060 million, representing a decrease of 1.8% as compared with the same period in 2006. In the first half year, of the domestic trade oil shipment, offshore oil shipping, transhipment of imported crude oil and refined oil shipping showed varied performances. The Group achieved a shipping volume of approximately 4.96 billion tonne-nautical miles of offshore oil shipping, representing a decrease of 7.0% as compared with the same period in 2006, and achieved a shipping revenue of approximately RMB546 million, representing an increase of 13.1% as compared with the same period in 2006. The Group achieved a shipping volume of approximately 2.20 billion tonne-nautical miles of tranship-ment of imported crude oil, and revenue of approximately RMB3,490 million, representing increases of 4.3% and 3.3% as compared with the same period in 2006 respectively. In the first half year, the Group continued to put efforts in the disposal of old tankers. Due to the impact caused by reduction in shipping capacity, the Group has achieved a shipping volume of 1.11 billion tonne-nautical miles of domestic trade refined oil shipment, and revenue gererated was approximately RMB116 million. representing decreases of 61.7% and 53.3% as compared with the same period in 2006 respectively.

In the international trade oil shipping market, to cope with the overall market depressed situation, the Group put emphasis in market research, and focused on cargo soliciting on key VLCC, Aframax and Handy-size tankers, and made efforts in finalising cargo sources during the periodical high positions. In the first half of 2007, the Group has achieved a shipping volume of approximately 40.7 billion tonne-nautical miles of international trade oil, representing an increase of 16% as compared with the same period in 2006, and revenue achieved was approximately RMB1,289 million, representing a decrease of 13.4% as compared with the same period in 2006. Of these, the shipping volume of international crude oil was approximately 22.56 billion tonne-nautical miles, representing an increase of 24.4% as compared with the same period in 2006, and revenue achieved was approximately RMB422 million, representing a decrease of 17.2% as compared with the same period in 2006. The shipping volume of international refined oil was approximately 18.09 billion tonne-nautical miles, representing an increase of 6.9% as compared with the same period in 2006, and revenue achieved was approximately RMB867 million, representing a decrease of 11.6% as compared with the same period in 2006.

Dry Bulk Cargo Transportation

In light of the favourable market opportunities and benefiting from the acquisition of the 42 dry bulk cargo vessels at the end of 2006 which have all been put into operation early this year, the Group's revenue derived from the dry bulk cargo shipping in the first half of 2007 increased significantly. In the first half of 2007, the Group has achieved a shipping volume of approximately 61.54 billion tonne-nautical miles of dry bulk cargo, and derived a revenue of approximately RMB3.18 billion, representing increases of 49.8% and 79.6% as compared with the same period in 2006 respectively. Of these, the shipping capacity of the 42 dry bulk cargo vessels acquired amounted to 1,406,000 dwt, representing 34.9% of the Company's existing shipping capacity of dry bulk cargo. Shipping volume achieved by the 42 vessels in the first half of 2007 was approximately 20.2 billion tonne-nautical miles, revenue generated was approximately RMB1,051 million, and the gross profit achieved was approximately RMB515 million, with gross profit margin of 49.0%.

For shipment of coal, the Group has achieved a total shipping volume of 40.14 billion tonne-nautical miles in the first half of 2007, and generated revenue of approximately RMB2,455 million, representing an increase of 56.1% and 85.0% as compared with the same period in 2006 respectively. Of these, domestic trade coal shipment was 36 billion tonne-nautical miles, and revenue achieved was approximately RMB2,254 million, representing increases of 69.3% and 86.2% as compared with the same period in 2006 respectively. International trade coal shipment was 4.14 billion tonne-nautical miles, representing a decrease of 7.0% as compared with the same period in 2006, and revenue achieved was approximately RMB201 million, representing an increase of 72.7% as compared with the same period in 2006.

For shipment of other dry bulk cargoes, the Group has achieved a total shipping volume of approximately 21.40 billion tonne-nautical miles in the first half of 2007, and achieved a shipping revenue of approximately RMB723 million, representing increases of 39.1% and 63.3% as compared with the same period in 2006 respectively. Of these, international trade shipping volume achieved was 17.73 billion tonne-nautical miles, and revenue achieved was approximately RMB512 million, representing increases of 33.5% and 64.1% as compared with the same period in 2006 respectively. Domestic trade shipping volume achieved was 3.67 billion tonne-nautical miles, and revenue achieved was approximately RMB211 million, representing increases of 74.1% and 61.2% as compared with the same period in 2006 respectively.

Effect of the Agreements

The price for the vessels to be constructed under the First Agreements is US$455,200,000. The price of the vessels to be constructed under the Second Agreements is US$360,640,000. The construction of all the VLOCs under the Agreements will be funded by the Company as to approximately 80% of the price by bank borrowings and approximately 20% of the price by internal resources. The financing by way of bank borrowings is expected to increase the Company's level of borrowings. Taking into account the Company's capital and shareholders' base, the Company considers that bank borrowings is the best means of financing for the construction of the VLOCs. The Directors (including the independent non-executive Directors) believe that in light of the Company's fleet expansion plan, it is fair and reasonable and in the interest of the Company and the shareholders as a whole to finance the transaction with such bank borrowings. Money will be drawn down from the

bank borrowings as and when required for each instalment payment. As such, the Agreements will result in increase in both assets and liabilities of the Company, but liability will be matched by the corresponding asset. Since 80% of the price will be funded by bank borrowings, the Agreements are not expected to have a material adverse impact on the net assets of the Group. They are not expected to have any effect on the earnings of the Company, since a relevant vessel will only contribute to the turnover of the Group after it has been delivered.

As at 30 June 2007, the Group had a gearing ratio (being the difference of interest-bearing liabilities and bank loans divided by the net assets) of 17.8%.

Risk on Foreign Currency

As at 30 June 2007, the Group's foreign exchange liabilities mainly comprised of bank loans payable in US Dollars equivalent to approximately RMB1,278,967,000 and finance lease rental payable in EURO dollars equivalent to approximately RMB9,916,000.

In addition, the Company would pay dividend of H shares in Hong Kong dollars.

In order to avoid the risk of Renminbi appreciation, the Group actively made adjustments to its debt structure, and the ratio in US dollar indebtedness increased from 37.64% at the beginning of the year to about 38.10%. Majority of US dollar income was used for overseas payments, and during the Reporting Period, foreign exchange income and expenses were basically equal.

Given the increasing significance of the Group's international shipping business, changes in exchange rate would have certain impacts on the Group's profitability. Therefore, in respect of the changes in exchange rate, the Group will study the impact of exchange rate mechanism on shipping enterprises. It will also implement effective measures proactively to minimize exchange risks.

Employees

As at the Latest Practicable Date, the Company had approximately 5,000 employees. Adjustment of employee remuneration are calculated in accordance with the Company's turnover and profitability and is determined by assessing the correlation between the total salary paid and the economic efficiency of the enterprise. Under this mechanism, management of employees remuneration will be more efficient while employees will be motivated to work hard to bring encouraging results of the Company. Save for the remuneration disclosed above, the Company does not maintain any share option scheme for its employees and the employees do not enjoy any bonus. The Company regularly provides for its administrative personnel training on various subjects, including operation management, foreign languages, computer skills, industry knowhow and policies and laws. These training may be in different forms, such as seminars, site visits and study tours.

Business prospects

According to the forecast by International Monetary Fund, the growth rate of the world economy will reach approximately 4.9% in 2007, with a strong growing trend for the next five years. At the same time, the continuous development of the PRC economy will push the demand for energy resources such as oil, coal and iron ores, which will provide favourable conditions for the Group to capitalise on the advantages in both international and domestic trade operations, and develop healthily.

It is anticipated that during the second half of 2007, the international dry bulk cargo, oil shipping and domestic coastal oil and coal shipping markets will continue to maintain the developing trend as in the first half of 2007. In respect of international oil shipping, with the continued investment of new shipping capacities, it is expected that rebound of freight rates in the second half of 2007 will be limited, and in the overall, the market situation in the whole year will be lower than the average level of last year. In respect of international dry bulk cargo shipping, due to the major factors leading to the explosive growth in the Baltic Dry Bulk Freight Rate Index in the first half of 2007 such as strong demand in shipping capacity, inadequate growth in shipping capacity, extended shipping distances and congestion of ports still exist, it is expected that the freight rates for dry bulk cargo will remain at a high level in the second half of 2007.

To cope with the current market situation, the Group will continue to carry out the followings in the second half of 2007:

a. Continue to enhance cooperation with major customers. The Group will continue to explore for the strategic cooperation with major customers such as PetroChina, Sinopec, CNOOC, and continue to negotiate for long-term shipping contracts for imports of iron ores with domestic large iron and steel enterprises;

b. Further strengthen vessel chartering. The Company has recently established two professional vessel chartering companies in Hong Kong, aiming to make vessel chartering as a conventional mode for development of shipping capacity, and as an important supplementary resort for the implementation of the strategic planning of a "world class fleet";

c. Continue with the disposal of old tankers, so as to optimise the structure of the tanker fleet, and enhance the shipping efficiencies of the vessels; and

d. Continue to finalise effective measures such as various energy saving measures, adopt enhancement in the management and supervision of fuel procurements, locking up of some of the fuel prices, so as to further control fuel and other various costs, making efforts to minimise the increase in costs.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' Interests and Short Positions

As at the Latest Practicable Date, none of the Directors, chief executives and supervisors, nor their associates, had any interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 and the Stock Exchange under the provisions of Divisions 7 and 8 of Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein.

Directors' Interest in Any Asset Acquired, Disposed or Leased

None of the Directors or supervisors has had any material interest, direct or indirect, in any asset which, since 31 December 2006, being the date to which the latest audited consolidated financial statements of the Group have been made up, had been acquired or disposed of by or leased to any member of the Group or was proposed to be acquired or disposed of by or leased to any member of the Group.

Directors' Service Contracts

None of the Directors or supervisors has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one (1) year without the payment of compensation other than statutory compensation.

The Directors are not entitled to any compensation if their respective service contracts are to be terminated by the Group.

Directors' Interest in Contracts

No contracts of significance to which the Company, any of its holding companies, fellow subsidiaries or subsidiaries was a party and in which a Director or supervisor had a material interest and which is significant to the Group's business, whether directly or indirectly, subsisted at the date of this circular. None of the Directors or their respective associates has any competing interest (as would be required to be disclosed to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controller shareholder of the Company for the purpose of the Listing Rules).

Substantial Shareholders

As at the Latest Practicable Date, so far as known to any Directors or chief executives of the Company, the following persons (other than a Director or chief executive of the Company) had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital:

Name of shareholders	Class of shares	Number of shares	Percentage of total number of the relevant class of shares	Percentage of total number of issued shares
China Shipping Group *(Note)*	A Shares	1,578,500,000	77.76%	47.46%

Note: Mr. Li Shaode is the president of China Shipping. Mr. Ma Zehua is the secretary of the party committee of China Shipping. Mr. Lin Jianqing is the vice president of China Shipping. Mr. Wang Daxiong is the vice president of China Shipping. Mr. Zhang Guofa is the vice president of China Shipping.

Save as disclosed above, so far as is known to the Directors or chief executives of the Company, no other person (not being a Director or chief executive of the Company) who had any interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange, under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, neither the Group nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

4. MATERIAL CONTRACT

There are no material contracts (not being contracts entered into in the ordinary course of business) entered into by members of the Group within 2 years preceding the date of this circular.

5. CONSENT AND EXPERT

The following table lists the qualification of the professional adviser who has given opinion or advice, which is contained in this circular:

Name	Qualification
Evolution Watterson Securities Limited	Independent financial adviser and a licensed corporation to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulatory activities under the SFO

The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and/or opinions and/or the references to its name in the form and context in which it respectively appears.

As at the Latest Practicable Date, (i) the Independent Financial Adviser did not have any interest, either direct or indirect, in any assets which had been, since the date to which the latest published audited financial statements of the Company were made up acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group; and (ii) the Independent Financial Adviser did not have any shareholding interests in any member of the Group and it did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any members of the Group.

6. MISCELLANEOUS

(i) The legal address of the Company is at 168 Yuanshen Road, Shanghai, The People's Republic of China.

(ii) The principal place of business of the Company in Hong Kong is 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong.

(iii) The Company's branch share registrar and transfer office in Hong Kong is at Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(iv) The secretary of the Company is Ms. Yao Qiaohong. Ms. Yao obtained a company secretary training certificate from the Shanghai Stock Exchange.

(v) Mr. Wang Kangtian, a PRC qualified accountant, is the qualified accountant of the Company appointed under Rules 3.24 of the Listing Rules. Mr. Wang Kangtian is able to meet the requirement as set out in Rule 3.24 of the Listing Rules except that he is not a fellow or associate of the Hong Kong Institute of Certified Public Accountants ("HKICPA") or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions form the examination requirement for membership of HKICPA. The Stock Exchange has agreed to grant a three-year conditional waiver to the Company from strict compliance with Rule 3.24 of the Listing Rules commencing from 28th December 2004. From 28 December 2004 to 19 September 2006, Mr. Wang was assisted by Mr. Li Chung Kwong, Andrew, a fellow member of the HKICPA. From 20 September 2006 to 27 December 2007, the Company has appointed Mr. Yip Sai On, David, a fellow member of the HKICPA, to assist Mr. Wang.

(vi) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

7. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Richards Butler at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including Thursday, 17 January 2008:

(a) the letter from the Independent Board Committee, the text of which is set out on page 21 of this circular;

(b) the letter issued by the Independent Financial Adviser, the text of which is set out on pages 22 to 31 of this circular;

(c) the consent letter from Evolution Watterson Securities Limited referred to in the paragraph headed "Consent and Expert" in this Appendix;

(d) the annual reports of the Company for the two years ended 31 December 2006 and the interim report of the Company for the period ended 30 June 2007;

(e) the Agreements;

(f) the Charterparties;

(g) the memorandum and articles of association of the Company;

(h) a copy of the circular dated 20 April 2007 for connected and major transactions relating to the construction of new vessels and construction of new tankers;

(i) a copy of the circular dated 14 March 2007 for connected and major transactions relating to the construction of new VLOCs and construction of new tankers; and

(j) a copy of this circular.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the "**EGM**") of China Shipping Development Company Limited (the "**Company**") will be held at 2:00 p.m. on Friday, 18 January 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China to consider and, if thought fit, pass the following resolutions as ordinary resolutions and special resolution (as the case may be):

Ordinary Resolutions:

1. "**THAT** the four construction agreements all dated 22 October 2007 between the Company, Dalian Shipbuilding Industry Company Limited and China Shipbuilding International Trading Company Limited, each for the construction of one very large iron ores carrier ("**VLOC**") (for a total of four VLOCs), details of which are set out in the circular (the "**Circular**") of the Company dated 26 November 2007, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

2. "**THAT** the four construction agreements all dated 27 October 2007 between the Company, CSSC Guangzhou Longxue Shipbuilding Co., Ltd and China Shipbuilding Trading Co., Ltd., each for the construction of one VLOC (for a total of four VLOCs), details of which are set out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

3. "**THAT** the four bareboat charterparties all dated 14 November 2007 between the Company and China Shipping Container Lines Co., Ltd. for the leasing of the container vessels "Xiang Li", "Xiang Mao", "Xiang Yue" and "Xiang Zhuang", details of which are set out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

4. "**THAT** the five bareboat charterparties all dated 14th November 2007 between each of Xiang Da Shipping S.A., Xiang Xing Shipping S.A., Xiang Wang Shipping S.A. and Xiang Xiu Shipping S.A. and China Shipping Container Lines (Asia) Co., Ltd. for the leasing of the container vessels "Xiang Da", "Xiang Xiu", "Xiang Xing", "Xiang Wang", "Xiang Zhu", details of which are set

out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

5. "**THAT** the bareboat charterparty dated 14 November 2007 between the Shanghai Maritime Enterprises Corp. and the Company for the leasing of the tanker "Da Qing 88", details of which are set out in the Circular, be and is hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

6. "**THAT** the bareboat charterparty dated 14 November 2007 between the China Shipping (Hong Kong) Holdings Co., Ltd. and Xi Chuan Shipping S.A. for the leasing of the tanker "Song Lin Wan", details of which are set out in the Circular, be and is hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

7. "**THAT** the appointment of Mr. Zhu Yongguang as an independent non-executive director of the Company be and is hereby approved."

8. "**THAT** the appointment of Mr. Yu Shicheng as a supervisor of the Company be and is hereby approved."

9. "**THAT** the purchase of liability insurance policy for the Company's directors, supervisors and senior management at AIU Insurance Company at the rate of US$39,000 for a cover period of 1 year be and is hereby approved, and the directors of the Company be and are hereby authorised to arrangement renewal of such insurance policy upon its expiry."

Details of Proposed Director and Supervisor for election at the EGM

Mr. Zhu Yongguang ("Mr. Zhu")

Mr. Zhu, aged 62, graduated from Wuhan School of River Transportation in 1965 majoring in navigation. Since 1984, Mr. Zhu has been Chief of Production Scheduling Division of Oceanic Administration under the Ministry of Communications, Chief of Integrated Transport Division of the Air Transport Regulation Department under the Ministry of Communications, and from 1992 onwards, Mr. Zhu has been Director General of Air Transport Regulation Department and Deputy Director General of Water and Transport Department. Between July 1988 to April 2007, Mr. Zhu served as the Director General of the Department of Restructuring, Laws and Regulations.

In accordance with the articles of association of the Company, Mr. Zhu's appointment will be with effect from 18 January 2008 until 25 May 2009 subject to shareholders' approval. Mr. Zhu will enter into a service contract with the Company. Save as disclosed above, Mr. Zhu did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling shareholder of the Company. He is not interested in

any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Zhu will be entitled to an annual service fee of RMB80,000. Save as aforesaid, he will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Zhu that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

Mr. Yu Shicheng ("Mr. Yu")

Mr. Yu, aged 53, graduated from Shanghai Maritime University majoring in ocean shipping and obtained a master's degree in law science in 1986 from the same university. He obtained his doctoral degree in law science in 2007 from East China University of Political Science. Mr. Yu is currently a professor and the president of Shanghai Maritime University, vice chairman of China Navigation Association, vice chairman of China Maritime Law Association, member of the Expert Committee of the Ministry of Communications of P.R.C. and an arbitrator of China Maritime Arbitration Commission.

In accordance with the articles of association of the Company, Mr. Yu's appointment will be with effect from 18 January 2008 until 25 May 2009 subject to shareholders' approval. Mr. Yu will enter into a service contract with the Company. Save as disclosed above, Mr. Yu did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling Shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of appointment, Mr. Yu will be entitled to an annual service fee of RMB80,000. Save as aforesaid, he will not be entitled to any remuneration nor bonus payments as a supevisor. There is no other information relating to the appointment of Mr. Yu that is required to be disclosed pursuant to Rule 13.52(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

Special Resolution

10. "**THAT** article 133 of the articles of association of the Company be amended from "The Supervisory Committee shall comprise three to five persons, one of which shall be the chairman of the Supervisory Committee" to "The Supervisory Committee shall comprise three to nine persons, one of which shall be the chairman of the Supervisory Committee" with other contents remain unchanged."

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

26 November 2007
Shanghai
The People's Republic of China

(A) The H share register of the Company will be closed from Wednesday, 19 December 2007 to Thursday, 17 January 2008 (both days inclusive), during which no transfer of H shares will be effected. Any holders of H shares of the Company, whose names appear on the Company's register of members at the close of business on Tuesday, 18 December 2007, are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on Tuesday, 18 December 2007.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares, who intend to attend the EGM, must complete the reply slips for attending such meetings and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than Saturday, 29 December 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM. Notes (C) to (D) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the EGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM, such legal representative should produce his identity card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the EGM, such representative should produce his identity card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) Set out below is the procedure by which shareholders and the chairman of any shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The EGM is expected to last an hour. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

END